ANNUAL REPORT 2004



Great healthcare has come home[SM]

GENTIVA® HEALTH SERVICES

FINANCIAL HIGHLIGHTS

NET REVENUES [A] [B]
(in millions)



800
700
600
500
400
$737
$730
$769
$814
$846
2000
2001
2002
2003
2004
Growth Rates 1.3% (0.9%) 5.3% 5.9% 3.9%

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES [A] [C]
(in millions)



40
20
0
-20
-40
-60
($49.3)
($20.7)
($35.1)
$23.3
$40.2
2000
2001
2002
2003
2004

DAYS SALES OUTSTANDING [A] [B]



100
90
80
70
60
50
40
30
85
68
59
59
57
2000
2001
2002
2003
2004

PAYER REVENUE TRENDS 2004 vs. 2003 [B]



25
20
15
10
5
0
-5
-10
27.7%
(6.5%)
(10.7%)
Medicare
Medicaid and Local Government
Commercial Insurance - CIGNA
Commercial Insurance and Other - non-CIGNA

REVENUE MIX BY PAYER 2004 [B]



24%
27%
31%
18%
Medicare
Medicaid and Local Government
Commercial Insurance - CIGNA
Commercial Insurance and Other - Non-CIGNA

(in millions, except per share amounts)	2004 [B]	2003	2002 [A]
Net Revenues	$845.8	$814.0	$768.5
Income from Continuing Operations before Income Taxes	$40.2	$23.3	($35.1)
Diluted Earnings Per Share	$1.00	$2.07	($2.05)
Average Diluted Shares Outstanding	26.4	27.4	26.2
Net Cash Provided by Operating Activities	$34.9	$30.7	$18.5
Capital Expenditures	$12.6	$8.8	$4.1
Depreciation	$7.3	$6.9	$7.2

(A) Excludes the results of the Specialty Pharmaceutical Services business, which was sold in June 2002 and is reflected as Discontinued Operations, and the Staffing Services business and Canadian operations, which were sold in the fourth quarter of 2000.

(B) 2004 amounts include special items related to Medicare revenues of $9.4 million. See Gentiva's 2004 Annual Report on Form 10-K for additional information on these items. Fiscal 2004 includes 53 weeks of activity as compared to 52 weeks in all other years.

(C) See Gentiva's 2004 Annual Report on Form 10-K, "Item 6. Selected Financial Data," for additional information on special items and other factors affecting fiscal year results.

GENTIVA AT A GLANCE

GENTIVA HEALTH SERVICES, INC.

THE BRANDS	Gentiva®	CareCentrix®
SERVICES	Gentiva Home Healthcare • Gentiva Orthopedic Program • Gentiva Safe Strides℠ Program • Gentiva Cardiopulmonary Program Gentiva Rehab Without Walls® Gentiva Consulting	**CareCentrix Ancillary Care Benefit Management** • Insurance/Managed Care • Workers' Compensation • Government • Senior Plans
DELIVERY NETWORK	• 350+ Gentiva owned and operated direct service delivery units in 35 states • 11,500+ Gentiva clinical associates • 3,900+ Gentiva administrative employees, including 900+ full-time clinical associates	• Network of 2,000+ credentialed third-party ancillary homecare providers covering 50 states • Gentiva Home Healthcare service delivery units in 35 states
END USERS	**460,000+ Patients Served Annually**	

DIRECT SERVICES

Gentiva Home Healthcare provides skilled nursing; physical, occupational and speech therapies; medical social work; assistance with daily living activities; and disease management.

The Gentiva Orthopedic Program provides orthopedic rehabilitation services for patients recovering from joint replacements or other orthopedic surgery.

The Gentiva Safe Strides℠ Program collaborates with physicians in providing evaluation and treatment of balance dysfunction to help patients avoid falls and related injuries.

The Gentiva Cardiopulmonary Program is designed to reduce hospitalizations by helping patients and their physicians manage and prevent the progression of heart- and lung-related diseases.

Gentiva Rehab Without Walls® provides home- and community-based neurorehabilitation services for patients with traumatic brain injuries and other complex neurological and orthopedic issues.

Gentiva Consulting delivers consulting and business process outsourcing services to hospital-based and independent home health agencies.

Primary Payers

The primary payers for Gentiva's direct services are Medicare, Medicaid, state and county programs, managed care organizations and insurance programs. For Gentiva Consulting, the customers are hospital systems and home health agencies.

ANCILLARY CARE BENEFIT MANAGEMENT

CareCentrix® ancillary care benefit management provides national and regional homecare administration, including: fulfillment of case requirements; care management; provider credentialing; eligibility and benefits verification; data reporting and analysis; and coordinated, centralized billing for all authorized services to health plan enrollees.

CareCentrix' integrated services include skilled nursing and therapies to managed care members primarily through Gentiva's direct-to-patient services, and acute and chronic infusion therapies, respiratory therapies and durable medical equipment services primarily through the CareCentrix credentialed third-party provider network.

Primary Payers

The primary payers for these ancillary care benefit management services are national or regional managed care organizations, insurance and workers' compensation carriers, Preferred Provider Organizations, third-party administrators and government contractors.



GREAT HEALTHCARE HAS COME HOME℠

OUR COMPANY

Gentiva Health Services, Inc. is the nation's largest provider of comprehensive home healthcare services. We serve patients through more than 350 direct service delivery units within approximately 250 locations in 35 states, and through our CareCentrix® ancillary care benefit management unit, which provides services to private and government managed care organizations in all 50 states using a network of more than 2,000 third-party provider locations and Gentiva's own direct service delivery locations.



OUR MISSION

To improve quality of life and patient independence through the delivery of compassionate care and uncompromising service

OUR VISION

To create innovative, effective and efficient solutions, leading clinical outcomes and extraordinary service experiences that meet the needs of all who have a stake in high-quality healthcare and our success

OUR VALUES

- High integrity, ethical leadership and strength in governance
- Respect, trust, discipline and open communication
- Teamwork, collaboration and learning
- An environment where dedicated people are passionate about their roles in the delivery of exceptional care and service
- Leading change toward better practices, solutions, outcomes and efficiencies
- A culture of growth, opportunity, recognition and continuous improvement
- Relationships that reward all those who place their trust in us



CEO'S MESSAGE

Dear Shareholder:

All homecare companies are not the same. Gentiva stands out because of its leadership in clinical excellence, efficiency and innovation as the nation's largest provider of comprehensive homecare services. We are pleased that more and more patients, physicians, referral sources, investors and Gentiva associates are reaching the same conclusion.

Homecare is no longer viewed primarily as a commodity business thanks to emerging clinical and technological advances, new quality measurements and the industry's growing ability to help tame rising national healthcare costs. Because Gentiva's growth strategies are aligned with these changes, we are setting a new standard for homecare and further differentiating ourselves from the competition.

OUR LEADERSHIP ATTRIBUTES

Our leadership stems from four key attributes: a comprehensive view of the industry as the nation's largest full-service homecare provider; a drive and capacity to break new ground, especially in clinical areas such as our specialty programs; the size and scope to make a meaningful difference in people's lives across the entire country; and the knowledge we gain through the practical experience of serving almost a half million patients each year.

Gentiva's ongoing quest for the highest clinical quality has proven to be the right approach as both private and government-reimbursed healthcare programs begin to differentiate and reward homecare companies based on clinical performance. Our specialty programs put Gentiva on the leading edge of a growing trend to increase patient independence and avoid costly institutional care by providing effective home-based therapies. Administrative and medical management efficiencies from our CareCentrix ancillary care benefit management unit are helping to control expenses for commercial insurers and government-related health programs alike. And there are many other ways we are using our ingenuity, resources and energy to capitalize on rapid change and reinforce the Gentiva and CareCentrix brands as leading names in healthcare.

IMPORTANT STRIDES IN 2004

2004 was another positive year in which we grew our revenues and made important strides in leadership. The following are performance highlights for the year compared with fiscal 2003:

- Companywide net revenues reached $846 million, up 3.9 percent, including special Medicare items of $9.4 million.
- Medicare revenues, excluding the special items, rose 22.4 percent as we ended 2004 with six consecutive quarters of double-digit Medicare growth. Medicare revenues including the special items increased 27.7 percent.
- Medicaid and Local Government revenues declined 6.5 percent as we limited participation in certain low-margin hourly business within selected states.
- Commercial Insurance and Other revenues, excluding revenue generated by our relationship with CIGNA Healthcare, were up 13.5 percent as we strengthened relationships with current commercial insurance customers and added new business. Including CIGNA, our largest single customer, revenues for this category were, as expected, lower by 1.5 percent due to lower CIGNA member enrollment and efficiencies in our delivery model for certain products and services.
- Gross profit increased $41.9 million, and gross profit as a percentage of revenues rose 3.7 percentage points to 38.3 percent.
- Pre-tax margin as a percentage of net revenues improved 1.9 percentage points, or 0.7 percentage points excluding the 2004 special items.
- Income from continuing operations before income taxes reached $40.2 million.
- Cash flow from operating activities was $34.9 million.

We ended 2004 with a strong balance sheet, including more than $113 million in cash items and short-term investments, even as we repurchased 2.5 million Gentiva common shares during the year at a total cost of approximately $38.4 million. This brought our total repurchases to nearly 4 million shares from mid-2003 through fiscal 2004.


"2004 was another positive year."



"*Precious healthcare dollars are better utilized by replacing costly institutional care with more efficient, effective and personalized homecare.*"

encouraging signs in a number of states that have begun to transition more patients from nursing homes to their own homes or other community residences. This is an important quality of life issue for patients seeking more independence and control over their own health matters. It is a trend which bodes well for our industry if providers are appropriately involved and adequately compensated.

"*Our Specialty Programs put Gentiva on the leading edge of a growing trend to increase patient independence.*"

STRONG MEDICARE GROWTH

Thanks to a larger sales force and increased capacity, Gentiva's 2004 Medicare revenues rose to $228.1 million, or 27.0 percent of total annual net revenues, up from 21.9 percent in 2003. Our specialty offerings — the Gentiva Orthopedic, Gentiva Safe Strides℠ and Gentiva Cardiopulmonary Programs — contributed approximately half of the 2004 Medicare growth as they expanded to more than 100 locations by year's end. Our national and regional outcome surveys have demonstrated how such programs promote patient functionality and independence, reduce hospital readmissions and help patients recover more rapidly in their homes — where they prefer to be. Since our specialty programs target a particular medical need, they have also helped us to improve our sales focus in local markets by introducing physicians, hospital discharge planners and case managers for managed healthcare programs to Gentiva's superior performance in all other areas of patient care.

We have the opportunity to provide patients with similar benefits from our neurorehabilitation program, Gentiva Rehab Without Walls. And beyond our clinical offerings, we are also marketing our management expertise to other homecare agencies through our Gentiva Consulting unit.

FOCUS ON FEDERAL AND STATE HEALTH ISSUES

Gentiva is educating legislators to help them understand that precious healthcare dollars are better utilized by replacing costly institutional care with more efficient, effective and personalized homecare. We have seen

CARECENTRIX INNOVATION

While Gentiva's direct homecare operations provide services primarily to Medicare, Medicaid and local government payers, CareCentrix serves commercial insurance organizations and government-related managed care payers. Established in 1995, it remains the leading nationwide ancillary care benefit manager for homecare services.

"*CareCentrix' long history of innovation continued during 2004.*"

CareCentrix' long history of innovation in homecare management continued during 2004. We reconfigured and expanded the CareCentrix network of more than 2,000 third-party provider locations delivering durable medical equipment, nursing, respiratory therapies and infused drugs to managed care patients. We also developed a new distribution methodology for certain products and worked closely with our customers' medical management groups on new and better ways to serve their members. These initiatives have helped CareCentrix to achieve efficiency for our managed care customers and maintain high standards in the delivery of products and services to patients.

In June 2004, CareCentrix applied this efficiency and quality to a large health program by becoming a provider for the coordination and delivery of homecare services to TriWest Healthcare Alliance. TriWest is a managed care support contractor for the Department of Defense which is responsible for administering the TRICARE managed healthcare program for more than 2 million active duty U.S. military personnel and military retirees, as well as their families, in 21 states. We believe this contract is just one example of how we can extend the reach of CareCentrix beyond traditional managed care.





"We reduced turnover in key associate categories."

EMPLOYER OF CHOICE

During 2004, we promoted the many advantages of Gentiva as an employer of choice and added nearly a third more full-time clinical associates. In fact, we continue to make much progress toward recruitment of a larger base of full-time clinicians who are dedicated solely to Gentiva. We believe this trend promotes clinical excellence by yielding a team that is better trained in our best practices and even more committed to the Company and its mission. It also helps us to achieve our capacity and productivity goals.

We reduced turnover in key associate categories during the year by developing an environment that truly appreciates the commitment of Gentiva people and rewards exceptional performance, teamwork and mutual respect. I also must commend the valiant work of all our people in dealing with four devastating hurricanes that hit the southeastern United States in late 2004. Unlike some competitors, Gentiva was open for business and caring for patients within 24 hours after each storm. In the midst of disaster, we demonstrated to patients, referral sources and their communities that all homecare companies are not the same.

GROWTH PRIORITIES

Moving into 2005, we aim to enhance our business performance and extend our leadership through the following priorities:

- Building a high-performance culture with clear accountabilities
- Expanding our specialty programs
- Continuing Medicare growth
- Adding new CareCentrix relationships
- Emphasizing clinical recruitment, retention and productivity
- Investing in new technologies
- Growing selected Medicaid business
- Focusing on quality and value for our shareholders

CARING THE GENTIVA WAY

We have also recently launched an initiative called "Caring the Gentiva Way" to strengthen our corporate brands in the marketplace and communicate our competitive differences more effectively. Caring at Gentiva goes far beyond our compassion for patients. It embraces a skilled, collaborative and progressive approach to our business that is focused on achieving higher standards. A more detailed description of this initiative can be found on the next page.

Much work lies ahead to strengthen our performance and further enhance the value of the Gentiva and CareCentrix brands. Thanks to the support of our associates, patients, referral sources, payers, Board and shareholders, we expect more and more people to increasingly link these two outstanding names with high-quality, compassionate and efficient healthcare at a time when America needs it most.

At Gentiva, our comprehensive approach and resources are making the promise of an extraordinary homecare experience a reality where patients feel better, clinicians provide individualized care, and medical professionals and payers confidently choose homecare as a proven alternative. While we have much to be proud of today, including our leadership position, our solid growth and our high-performance culture, we firmly believe the best is yet to come.

Sincerely,

Ron Malone
Chairman and Chief Executive Officer

STRENGTHENING OUR BRANDS

'Caring the Gentiva Way'

Many companies – in our industry and in general – claim that they are the best at what they do. But the truly exceptional organizations are those that keep the promises made to their key constituents time after time.

Gentiva has set out to be one of those exceptional organizations through an initiative called "Caring the Gentiva Way." It is designed to assure that our important audiences, including associates, patients, payers and referral sources, always have an exceptionally positive and memorable experience with Gentiva.

FOCUS ON LEADERSHIP

In recent years, we have placed even greater focus on the important initiatives that make us a leader in the homecare marketplace: achieving clinical excellence, making a meaningful difference in the lives of patients, providing exceptional service to referral sources and payers, striving to break new ground with innovative new programs and creating an increasingly attractive work environment for all associates.

As part of our effort, we have published updated mission, vision and value statements found on the first page of this report. We have identified the elements that differentiate us in what has been viewed by some as a commodity business. We have defined certain behaviors for our associates to embrace so they can create experiences that separate us from the rest of the industry. And we are placing even greater emphasis on our two brands – Gentiva and CareCentrix – to more effectively communicate the broad range of services they provide.

"We are changing the way home healthcare is delivered."

RAISING THE BAR

We are proud of our leadership in the homecare field and have launched "Caring the Gentiva Way" to communicate our Company's leadership position in this growing industry. We continue to raise the bar in our industry and through our drive, experience and passion, we are changing the way home healthcare is delivered.

As America's population ages and home healthcare becomes a more integral part of the healthcare continuum, we anticipate that even more people will recognize the excellence of the Gentiva and CareCentrix brands. "Caring the Gentiva Way" should accelerate that recognition process and increase the already strong trust that patients, referral sources and payers have in our brands and the people who stand behind them.



This document incorporates changes included in the Company's Form 10-K/A for its fiscal year ended January 2, 2005 filed with the Securities and Exchange Commission on March 25, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2005

Commission File No. 1-15669

GENTIVA HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	36-4335801 (I.R.S. Employer Identification No.)

3 Huntington Quadrangle, Suite 200S, Melville, NY 11747-4627
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (631) 501-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in PART III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes X No _

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of June 25, 2004, the last business day of registrant's most recently completed second fiscal quarter, was $402,788,010 based on the closing price of the Common Stock on the Nasdaq National Market on such date.

The number of shares outstanding of the registrant's Common Stock, as of March 4, 2005, was 23,436,656.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information to be included in the registrant's definitive Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Report, for the registrant's 2005 Annual Meeting of Shareholders is incorporated by reference into PART III.

PART I

Item 1. Business

Special Caution Regarding Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections about future events. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- *general economic and business conditions;*
- *demographic changes;*
- *changes in, or failure to comply with, existing governmental regulations;*
- *legislative proposals for healthcare reform;*
- *changes in Medicare and Medicaid reimbursement levels;*
- *effects of competition in the markets the Company operates in;*
- *liability and other claims asserted against the Company;*
- *ability to attract and retain qualified personnel;*
- *availability and terms of capital;*
- *loss of significant contracts or reduction in revenues associated with major payer sources;*
- *ability of customers to pay for services;*
- *business disruption due to natural disasters or terrorist acts;*
- *a material shift in utilization within capitated agreements; and*
- *changes in estimates and judgments associated with critical accounting policies.*

For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from the results contemplated by the forward-looking statements, please refer to the "Risk Factors" section in this Item 1, to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), the Company does not have any intention or obligation to publicly release any revisions to forward-looking statements to reflect unforeseen or other events after the date of this report. The Company has provided a detailed discussion of risk factors within this annual report on Form 10-K and various filings with the SEC. The reader is encouraged to review these risk factors and filings.

Introduction

Gentiva Health Services, Inc. ("Gentiva" or the "Company") provides home health services throughout most of the United States. Gentiva was incorporated in the state of Delaware on August 6, 1999 and became an independent publicly owned company on March 15, 2000, when the common stock of the Company was issued to the stockholders of Olsten Corporation, a Delaware corporation ("Olsten"), the former parent corporation of the Company (the "Split-Off"). Prior to the Split-Off, all of the assets and liabilities of Olsten's health services business (formerly known as Olsten Health Services) were transferred to the Company pursuant to a separation agreement and other agreements among Gentiva, Olsten and Adecco SA ("Adecco").

In October 2000, the Company consummated the sale of its health care staffing services business and received cash proceeds of $66.5 million. In November 2000, the Company finalized the sale of its home care nursing services operations in Canada.

On June 13, 2002, the Company sold substantially all of the assets of its specialty pharmaceutical services ("SPS") business to Accredo Health, Incorporated ("Accredo") and received payment of cash in the amount of $207.5 million (before a $0.9 million reduction resulting from a closing net book value adjustment) and 5,060,976 shares of Accredo common stock (valued at $262.6 million, based on the closing price of Accredo common stock on the Nasdaq National Market on June 13, 2002). The cash consideration (less a holdback of $3.5 million for certain income taxes the Company expected to incur) and the Accredo common stock were then distributed as a special dividend to the Company's shareholders.

Information included in this annual report on Form 10-K refers to the Company's continuing home health services business, unless the context indicates otherwise.

Home Health Services

The Company's home health services business is conducted through more than 350 direct service delivery units operating from approximately 250 locations under its Gentiva(R) brand and through a network of more than 2,000 third-party provider locations, as well as Gentiva locations, under its CareCentrix(R) brand. CareCentrix manages home healthcare services for managed care organizations throughout the United States.

Gentiva operates licensed and Medicare-certified nursing agencies located in 35 states, substantially all of which are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO). These agencies provide various combinations of skilled nursing and therapy services, paraprofessional nursing services and homemaker services to pediatric, adult and elder patients. Reimbursement sources include government programs, such as Medicare and Medicaid, and private sources, such as health insurance plans, managed care organizations, long term care insurance plans and personal funds. Gentiva's direct home nursing and therapy operations are organized in five geographic regions, each staffed with clinical, operational and sales teams. Regions are further separated into operating areas. Each operating area includes branch locations through which home healthcare agencies operate. Each agency is led by a director and is staffed with clinical and administrative support staff as well as clinical associates who deliver direct patient care. The clinical associates are employed on either a full-time basis or are paid on a per visit, per shift, per diem or per hour basis.

CareCentrix operations provide an array of administrative services and coordinate the delivery of home nursing services, acute and chronic infusion therapies, durable medical equipment, and respiratory products and services for managed care organizations and health plans. These administrative services are coordinated within four regional coordination centers and are delivered through Gentiva direct home nursing and therapy locations as well as through an extensive nationwide network of third-party provider locations in all 50 states. CareCentrix accepts case referrals from a wide variety of sources, verifies eligibility and benefits and transfers case requirements to the providers for services to the patient. CareCentrix provides services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees. Contracts within CareCentrix are structured as fee-for-service, whereby a payer is billed on a per usage basis according to a fee schedule for various services, or as at-risk capitation, whereby the payer remits a monthly payment to the Company based on the number of members enrolled in the health plans under the capitation agreement, subject to certain limitations and coverage guidelines.

The Company's home health services business also delivers services to its customers through other focused specialty programs that include:

- Gentiva Orthopedic Program, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides(SM) Program, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling; and
- Gentiva Cardiopulmonary Program, which helps patients and their physicians manage heart and lung health in a home-based environment.

In addition, Gentiva Rehab Without Walls(R) provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases. Of the 13 locations where Gentiva Rehab Without Walls operates, 11 locations have been accredited by the Commission on Accreditation of Rehabilitation Facilities ("CARF"). The Company expects the remaining two locations to apply for accreditation by CARF during 2005.

The Company also provides consulting services to home health agencies through its Gentiva Consulting unit. These services include billing and collection activities, on-site agency support and consulting, operational support and individualized strategies for reduction of days sales outstanding.

Payers

Net revenues attributable to major payer sources of reimbursement are as follows:

	2004	2003	2002
Medicare	27%	22%	21%
Medicaid and Local Government	18	20	22
Commercial Insurance and Other	55	58	57
	100%	100%	100%

The Company is party to a contract with CIGNA Health Corporation ("Cigna"), pursuant to which the Company provides or contracts with third-party providers to provide home nursing services, acute and chronic infusion therapies, durable medical equipment, and respiratory products and services to patients insured by Cigna. For fiscal years 2004, 2003 and 2002, Cigna accounted for approximately 31 percent, 36 percent and 38 percent, respectively, of the Company's net revenues.

The Company extended its relationship with Cigna by entering into a new national home healthcare contract effective January 1, 2004, as amended, with the new contract expiring on December 31, 2006. No other commercial payer accounts for 10 percent or more of the Company's net revenues. Net revenues from commercial payers are primarily generated under fee for service contracts, which are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party.

Trademarks

The Company has various trademarks registered with the U.S. Patent and Trademark Office, including CARECENTRIX(R), GENTIVA(R), GENTIVA and Butterfly Design(R), LIFESMART(R) and REHAB WITHOUT WALLS(R), or in the process of being registered with the U.S. Patent and Trademark Office, including CASEMATCH(SM) and SAFE STRIDES(SM). A federally registered trademark in the United States is effective for ten years subject only to a required filing and the continued use of the mark by the Company, with the right of perpetual renewal. A federally registered trademark provides the presumption of ownership of the mark by the Company in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. Management believes that the Company's name and trademarks are important to its operations and intends to continue to renew its trademark registrations.

Business Environment

Factors that the Company believes have contributed and will contribute to the development of home health services primarily include recognition that home health services can be a cost-effective alternative to more expensive institutional care; aging demographics; changing family structures in which more aging people will be living alone and may be in need of assistance; increasing consumer and physician awareness and interest in home health services; the psychological benefits of recuperating from an illness or accident or receiving care for a chronic condition in one's own home; and medical and technological advances that allow more health care procedures and monitoring to be provided at home.

The Company is actively pursuing relationships with managed care organizations to secure additional managed care contracts. The Company believes that its nationwide network of providers, financial resources, and the quality, range and cost-effectiveness of its services are important factors as it seeks opportunities in its managed care relationships in a consolidating home health services industry. In addition, the Company believes that it has the local relationships, the knowledge of the regional markets in which it operates, and the cost-effective, comprehensive services and products required to compete effectively for managed care contracts and other referrals. The Company offers the direct and managed provision of care as a single source, which it believes optimizes utilization.

Marketing and Sales

In general, the Company obtains patients and clients through personal and corporate sales presentations, telephone marketing calls, direct mail solicitation, referrals from other clients and advertising in a variety of local and national media, including the Yellow Pages, newspapers, magazines, trade publications and radio. The Company maintains a dedicated sales force responsible for generating local, regional and national referrals, as well as an Internet website (www.gentiva.com) that describes the Company, its services and products. Marketing efforts also involve personal contact with physicians, hospital discharge planners and case managers for managed healthcare programs, such as those involving health maintenance organizations and preferred provider organizations, insurance company representatives and employers with self-funded employee health benefit programs.

Competitive Position

The home health services industry in which the Company operates is highly competitive and fragmented. Home healthcare providers range from facility-based (hospital, nursing home, rehabilitation facility, government agency) agencies to independent companies to visiting nurse associations and nurse registries. They can be not-for-profit organizations or for-profit organizations. In addition, there are relatively few barriers to entry in some of the home health services markets in which the Company operates. The Company's primary competitors for its home healthcare business are hospital-based home health agencies, local home health agencies and visiting nurse associations. Based on information contained in the Centers for Medicare & Medicaid Services ("CMS") website, a government website containing information on the home healthcare market in 2003, the Company believes its home health services business holds approximately a 2 percent market share. The Company competes with other home healthcare providers on the basis of availability of personnel, quality and expertise of services and the value and price of services. The Company believes that it has a favorable competitive position, attributable mainly to its nationwide network of providers and the consistently high quality and targeted services it has provided over the years to its patients, as well as to its screening and evaluation procedures and training programs for clinical associates who provide direct care to patients.

The Company expects that industry forces will impact it and its competitors. The Company's competitors will likely strive to improve their service offerings and price competitiveness. The Company also expects its competitors to develop new strategic relationships with providers, referral sources and payers, which could result in increased competition. The introduction of new and enhanced services, acquisitions and industry consolidation and the development of strategic relationships by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's services or price competition, or make the Company's services less attractive.

Source and Availability of Personnel

To maximize the cost effectiveness and productivity of clinical associates, the Company utilizes customized processes and procedures that have been developed and refined over the years. Personalized matching to recruit and select applicants who fit the patients' individual needs is achieved through initial applicant profiles, personal interviews, skill evaluations and background and reference checks. The Company utilizes its proprietary CaseMatch(SM) software scheduling program, which gives local Company offices the ability to identify those clinical associates who can be assigned to patient cases.

Clinical associates are recruited through a variety of sources, including advertising in local and national media, job fairs, solicitations on websites, direct mail and telephone solicitations, as well as referrals obtained directly from clients and other caregivers. Clinical associates are generally paid on a per visit, per shift, per hour or per diem basis, or are employed on a full-time salaried basis. The Company, along with its competitors, is currently experiencing a shortage of licensed professionals. A continued shortage of professionals could have a material adverse effect on the Company's business.

Number of Persons Employed

At January 2, 2005, the Company employed approximately 3,950 full-time associates, including approximately 920 salaried clinical associates, compared to approximately 3,500 full-time associates, including approximately 700 salaried clinical associates, at the end of fiscal 2003. The Company also employs clinical associates on a temporary basis, as needed, to provide home health services. In fiscal 2004, the average number of non-salaried clinical associates employed on a weekly basis in the Company's home health services business was approximately 10,600, compared to approximately 11,600 in fiscal 2003. The Company believes that its relationships with its employees are generally good.

Other Matters

Subsequent to the sale of its specialty pharmaceutical services business in June 2002, the Company has operated its remaining home health services business as a single reporting unit. Financial information relating to the home health services business is found in the consolidated financial statements of the Company and its subsidiaries which are included in this annual report.

The Company has historically experienced a seasonal decline in the demand for its home health services during the third fiscal quarter.

For a discussion of certain regulations to which the Company's business is subject, see "Regulations" under Item 3, "Legal Proceedings," below.

Available Information

The Company's Internet address is www.gentiva.com. The Company makes available free of charge on or through its Internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. The Company also makes available on or through its website its press releases, an investor presentation, Section 16 reports and certain corporate governance documents.

RISK FACTORS

This annual report on Form 10-K contains forward-looking statements which involve a number of risks, uncertainties and assumptions, as discussed in more detail above under Item 1, "Business – Special Caution Regarding Forward-Looking Statements." Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, without limitation, the risk factors discussed below and elsewhere in this annual report.

Risks Related to the Company's Business and Industry

The Company's growth strategy may not be successful.

The future growth of the Company's business and its future financial performance will depend on, among other things, its ability to increase its revenue base through a combination of internal growth and strategic ventures, including acquisitions. The Company's home health services business experienced no growth during the fiscal periods from 1998 through 2001. During fiscal 2002, 2003 and 2004, revenue grew 5.3 percent, 5.9 percent and 3.9 percent, respectively; however, future revenue growth cannot be assured as it is subject to the effects of competition, various risk factors including the uncertainty of Medicare, Medicaid and private health insurance reimbursement, the ability to generate new and retain existing contracts with major payer sources and the ability to attract and retain qualified personnel.

Competition among home healthcare companies is intense.

The home health services industry is highly competitive. The Company competes with a variety of other companies in providing home health services, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by the Company and may thereby attract customers who are presently receiving the Company's home health services.

The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced or becomes limited or unavailable to the Company's customers, the Company's business may be adversely impacted.

Third-party payers include Medicare, Medicaid and private health insurance providers. Third-party payers are increasingly challenging prices charged for healthcare services. The Company cannot be assured that its services will be considered cost-effective by third-party payers, that reimbursement will be available or that payers' reimbursement policies will not have a material adverse effect on the Company's ability to sell its services on a profitable basis, if at all. The Company cannot control reimbursement rates or policies for a significant portion of its business.

Possible changes in the case mix of patients, as well as payer mix and payment methodologies, may have a material adverse effect on the Company's profitability.

The sources and amounts of the Company's patient revenues will be determined by a number of factors, including the mix of patients and the rates of reimbursement among payers. Changes in the case mix of the patients as well as payer mix among private pay, Medicare and Medicaid may significantly affect the Company's profitability. In particular, any significant increase in the Company's Medicaid population or decrease in Medicaid payments could have a material adverse effect on its financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

The loss of significant contracts, as well as significant reductions in members covered under such contracts, could have a material adverse effect on the Company's financial condition and results of operations.

The Company has entered into service agreements with a number of managed care organizations to provide, or contracted with third-party providers to provide, home nursing services, acute and chronic infusion therapies, durable medical equipment and respiratory products and services to patients insured by those organizations. One such contract with Cigna accounted for 31 percent of the Company's total net revenues for the year ended January 2, 2005. The Company and Cigna entered into a new home healthcare contract effective January 1, 2004 and expiring on December 31, 2006. Under the termination provisions of the contract, Cigna has the right to terminate the agreement on December 31, 2005, if it provides 90 days advance written notice to the Company. If the Cigna contract or any other similar significant contract were to terminate or if there were a significant decrease in enrolled members, or products and services covered under the Company's contract with Cigna or any other organization, it could materially adversely affect the Company's financial condition and results of operations.

Further consolidation of managed care organizations and other third-party payers may adversely affect the Company's profits.

Managed care organizations and other third-party payers have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate the Company as a preferred provider and/or engage its competitors as a preferred or exclusive provider, the Company's business could be adversely affected. In addition, private payers, including managed care payers, could seek to negotiate additional discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing the Company's profitability.

The Company and the healthcare industry continue to experience shortages in qualified home health service employees and management personnel.

The Company competes with other healthcare providers for its employees, both clinical associates and management personnel. As the demand for home health services continues to exceed the supply of available and qualified staff, the Company and its competitors have been forced to offer more attractive wage and benefit packages to these professionals. Furthermore, the competitive arena for this shrinking labor market has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates has caused added pressure on the Company's operating margins.

An economic downturn, continued deficit spending by the federal government and state budget pressures may result in a reduction in reimbursement and covered services.

An economic downturn can have a detrimental effect on revenues. Historically, these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, the Company can expect continuing cost containment pressures on Medicaid outlays for the Company's services in the states in which it operates. In addition, an economic downturn may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

Deficit spending by the government as the result of adverse developments in the economy or other reasons could lead to increased pressure to reduce government expenditures for other purposes, including governmentally funded programs in which the Company participates, such as Medicare and Medicaid.

The Company may experience disruption to its business and operations from the effects of natural disasters or terrorist acts.

The occurrence of natural disasters or terrorist acts, and the erosion to the Company's business caused by such an occurrence, may adversely impact the Company's profitability. In the affected areas, Company offices may be forced to close for limited or extended periods of time, and the Company may face a reduced supply of clinical associates.

The agreement governing the Company's existing revolving credit facility contains, and future debt agreements may contain, various covenants that limit the Company's discretion in the operation of its business.

The agreement and instruments governing the Company's existing revolving credit facility contain, and the agreements and instruments governing its future debt agreements may contain, various restrictive covenants that, among other things, require it to comply with or maintain certain financial tests and ratios and restrict the Company's ability to:

- incur more debt;
- redeem or repurchase stock, pay dividends or make other distributions;
- make certain investments;
- create liens;
- enter into transactions with affiliates;
- make acquisitions;
- merge or consolidate; and
- transfer or sell assets.

In addition, events beyond the Company's control could affect its ability to comply with and maintain the financial tests and ratios. Any failure by the Company to comply with or maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to its existing revolving credit facility or future debt agreements. This could lead to the acceleration of the maturity of the facility and the termination of the commitments to make further extension of credit. The Company has no outstanding debt as of January 2, 2005, but could incur debt in the future. If the Company were unable to repay debt to its senior lenders, these lenders could proceed against the collateral securing that debt. Even if the Company is able to comply with all applicable covenants, the restrictions on its ability to operate its business at its sole discretion could harm its business by, among other things, limiting its ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

The Company has risks related to obligations under its insurance programs.

The Company is obligated for certain costs under various insurance programs, including employee health and welfare, workers compensation and professional liability. The Company may be subject to workers compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover these risks with insurance policies subject to substantial deductibles and retention amounts. The Company also may be subject to exposure relating to employment law and other related matters for which the Company does not maintain insurance coverage. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures; however, there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company has risks resulting from the sale of its SPS business.

Certain representations and warranties made by the Company to Accredo under the asset purchase agreement dated January 2, 2002 continue to survive the closing of the SPS sale on June 13, 2002. The Company may have indemnification obligations to Accredo if there is a breach of the surviving representations and warranties. These indemnification obligations are discussed in more detail below under Item 3 "Legal Proceedings – Indemnifications." The Company is unable to predict the amount, if any, that may be required for it to satisfy its indemnification obligations under the asset purchase agreement should any claims arise. Should any significant payment be required, the Company may not have sufficient funds available to satisfy its potential indemnification obligations or may not be able to obtain the funds on terms satisfactory to the Company, if at all.

Risks Related to Healthcare Regulation

Legislative and regulatory actions resulting in changes in reimbursement rates or methods of payment from Medicare and Medicaid, or implementation of other measures to reduce reimbursement for the Company's services, may have a material adverse effect on its revenues and operating margins.

In fiscal 2004, 45 percent of the Company's net revenues were generated from Medicare and Medicaid and Local Government programs. The healthcare industry is experiencing a strong trend toward cost containment, as the government seeks to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with providers. These cost containment measures generally have resulted in reduced rates of reimbursement for services that the Company provides.

In addition, the timing of payments made under these programs is subject to regulatory action and governmental budgetary constraints. For certain Medicaid programs, the time period between submission of claims and payment has increased. Further, within the statutory framework of the Medicare and Medicaid programs, there are a substantial number of areas subject to administrative rulings and interpretations that may further affect payments made under those programs. Additionally, the federal and state governments may in the future reduce the funds available under those programs or require more stringent utilization and quality reviews of providers. Moreover, there can be no assurances that adjustments from Medicare or Medicaid audits will not have a material adverse effect on the Company.

The Company conducts business in a heavily regulated industry, and changes in regulations and violations of regulations may result in increased costs or sanctions.

The Company's business is subject to extensive federal, state and, in some cases, local regulation. Compliance with these regulatory requirements, as interpreted and amended from time to time, can increase operating costs or reduce revenue and thereby adversely affect the financial viability of the Company's business. Because these laws are amended from time to time and are subject to interpretation, the Company cannot predict when and to what extent liability may arise. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies, including fines, the revocation of licenses or decertification. Unanticipated increases in operating costs or reductions in revenue could adversely affect the Company's liquidity.

The Company is subject to periodic audits and requests for information by the Medicare and Medicaid programs or government agencies, which have various rights and remedies against the Company if they assert that the Company has overcharged the programs or failed to comply with program requirements.

The operation of the Company's home health services business is subject to federal and state laws prohibiting fraud by healthcare providers, including laws containing criminal provisions, which prohibit filing false claims or making false statements in order to receive payment or obtain certification under Medicare and Medicaid programs, or failing to refund overpayments or improper payments. Violation of these criminal provisions is a felony punishable by imprisonment and/or fines. The Company may also be subject to fines and treble damage claims if it violates the civil provisions that prohibit knowingly filing a false claim or knowingly using false statements to obtain payment. State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Balanced Budget Act of 1997 ("BBA") expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs.

The Company has established policies and procedures that it believes are sufficient to ensure that it will operate in substantial compliance with these anti-fraud and abuse requirements. On April 17, 2003, the Company received a subpoena from the Department of Health and Human Services, Office of the Inspector General, Office of Investigations ("OIG"). The subpoena seeks information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. On February 17, 2004, the Company received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. The Company has provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intends to cooperate fully with any future OIG or DOJ information requests. To the Company's knowledge, the government has not filed a complaint against the Company. While the Company believes that its business practices are consistent with Medicare and Medicaid programs criteria, those criteria are often vague and subject to change and interpretation. The imposition of fines, criminal penalties or program exclusions could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

The Company is also subject to federal and state laws that govern financial and other arrangements between healthcare providers.

These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to encourage the referral of patients to a particular provider for medical products and services. Furthermore, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

The Company faces additional federal requirements that mandate major changes in the transmission and retention of health information.

HIPAA was enacted to ensure that employees can retain and at times transfer their health insurance when they change jobs and to simplify healthcare administrative processes. The enactment of HIPAA expanded protection of the privacy and security of personal medical data and required the adoption of standards for the exchange of electronic health information. Among the standards that the Secretary of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy and enforcement. Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the healthcare industry, the Company believes that implementation of this law has resulted and will result in additional costs. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on the Company.

Risks Related to the Company's Common Stock

The market price of the Company's common stock may be volatile and experience substantial fluctuations.

The Company's common stock is traded on the Nasdaq National Market. The price of the common stock may fluctuate substantially based on a number of factors, including:

- the Company's operating and financial performance;
- changes, or proposed changes, in government regulations;
- stock market conditions generally and specifically as they relate to the home health services industry;
- developments in litigation or government investigations;
- changes in financial estimates and recommendations by securities analysts who follow the Company's stock; and
- economic and political uncertainties in the marketplace generally.

Significant fluctuations in the market price of the Company's common stock may adversely affect the Company's shareholders.

Provisions in the Company's organizational documents, Delaware law and the Company's rights agreement could delay or prevent a change in control of the Company, which could adversely affect the price of the Company's common stock.

Provisions in the Company's amended and restated certificate of incorporation and by-laws, anti-takeover provisions of the Delaware General Corporation Law and the Company's rights agreement could discourage, delay or prevent an unsolicited change in control of the Company, which could adversely affect the price of the Company's common stock. These provisions may also have the effect of making it more difficult for third parties to replace the Company's current management without the consent of the board of directors. Provisions in the Company's amended and restated certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control include:

- the classification of the board of directors into three classes, each class serving "staggered" terms of office of three years;
- limitations on the removal of directors so that they may only be removed for cause;
- the ability of the board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms, rights and preferences of the preferred stock without shareholder approval; and
- the prohibition on the right of shareholders to call meetings or act by written consent and limitations on the right of shareholders to present proposals or make nominations at shareholder meetings.

Delaware law also imposes restrictions on mergers and other business combinations between the Company and any holder of 15 percent or more of the Company's outstanding common stock. In addition, the Company has a rights agreement that has the effect of deterring take-overs of the Company without the consent of the board of directors. Generally, once a party acquires 10 percent or more of the Company's common stock, the rights agreement may cause that party's ownership interest in the Company to be diluted unless the board of directors consents to the acquisition.

Item 2. Properties

The Company's headquarters is leased and is located at 3 Huntington Quadrangle, Suite 200S, Melville, New York 11747-4627. Other major regional administrative offices leased by the Company are located in Overland Park, Kansas; Phoenix, Arizona; Hartford, Connecticut; Tampa, Florida; Endicott, New York; and Houston, Texas. The Company also maintains leases for other offices and locations on various terms expiring on various dates.

Item 3. Legal Proceedings

Litigation

In addition to the matters referenced in this Item 3, the Company is party to certain legal actions arising in the ordinary course of business including legal actions arising out of services rendered by its various operations, personal injury and employment disputes.

Cooper v. Gentiva CareCentrix, Inc. t/a/d/b/a/ Gentiva Health Services, U.S. District Court (W.D. Penn), Civil Action No. 01-0508. On January 2, 2002, this amended complaint was served on the Company alleging that the defendant submitted false claims to the government for payment in violation of the Federal False Claims Act, 31 U.S.C. 3729 et seq., and that the defendant had wrongfully terminated the plaintiff. The plaintiff claimed that infusion pumps delivered to patients did not supply the full amount of medication, allegedly resulting in substandard care. Based on a review of the court's docket sheet, the plaintiff filed a complaint under seal in March 2001. In October 2001, the United States government filed a notice with the court declining to intervene in this matter, and on October 24, 2001, the court ordered that the seal be lifted. The Company filed its responsive pleading on February 25, 2002. The Company denied the allegations of wrongdoing in the complaint. On May 19, 2003, the Company filed a motion for summary judgment on the issue of liability. On February 6, 2004, the court granted partial summary judgment for the Company, dismissing two of the three claims alleged under the False Claims Act and denying summary judgment for the Company on the wrongful termination claim. In December 2004, the parties reached a settlement, and the case was dismissed with prejudice on December 21, 2004.

Government Matters

On April 17, 2003, the Company received a subpoena from the Department of Health and Human Services, Office of the Inspector General, Office of Investigations ("OIG"). The subpoena seeks information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. On February 17, 2004, the Company received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. The Company has provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intends to cooperate fully with any future OIG or DOJ information requests. To the Company's knowledge, the government has not filed a complaint against the Company.

Indemnifications

In connection with the Split-Off, the Company agreed to assume, to the extent permitted by law, and to indemnify Olsten for, the liabilities, if any, arising out of the home health services business.

In addition, the Company and Accredo agreed to indemnify each other for breaches of representations and warranties of such party or the non-fulfillment of any covenant or agreement of such party in connection with the sale of the Company's SPS business to Accredo on June 13, 2002. The Company also agreed to indemnify Accredo for the retained liabilities and for tax liabilities, and Accredo agreed to indemnify the Company for assumed liabilities and the operation of the SPS business after the closing of the transaction. The representations and warranties generally survived for the period of two years after the closing of the transaction, which period expired on June 13, 2004. Certain representations and warranties, however, continue to survive, including the survival of representations and warranties related to healthcare compliance for three years after the closing of the transaction and the survival of representations and warranties related to tax matters until thirty days after the expiration of the applicable statute of limitations period, including any extensions of the applicable period, subject to certain exceptions. Accredo and the Company generally may recover indemnification for a breach of a representation or warranty only to the extent a party's claim exceeds $1 million for any individual claim, or exceeds $5 million in the aggregate, subject to certain conditions and only up to a maximum amount of $100 million.

Corporate Integrity Agreement

In connection with a July 19, 1999 settlement with various government agencies, Olsten executed a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services, effective until August 18, 2004, subject to the Company's filing of a final annual report with the Department of Health and Human Services, Office of Inspector General, in form and substance acceptable to the government. The Company has filed a final annual report and is expecting closure by the government.

The Company believes that it has been in compliance with the corporate integrity agreement and has timely filed all required reports. If the Company has failed to comply with the terms of its corporate integrity agreement, the Company will be subject to penalties. The corporate integrity agreement applies to the Company's businesses that bill the federal government health programs directly for services, such as its nursing brand (but excludes the SPS business), and focuses on issues and training related to cost report preparation, contracting, medical necessity and billing of claims. Under the corporate integrity agreement, the Company is required, for example, to maintain a corporate compliance officer to develop and implement compliance programs, to retain an independent review organization to perform annual reviews and to maintain a compliance program and reporting systems, as well as to provide certain training to employees.

Regulations

The Company's business is subject to extensive federal and state regulations which govern, among other things:

- Medicare, Medicaid, TRICARE (the Department of Defense's managed healthcare program for military personnel and their families) and other government-funded reimbursement programs;
- reporting requirements, certification and licensing standards for certain home health agencies; and
- in some cases, certificate-of-need requirements.

The Company's compliance with these regulations may affect its participation in Medicare, Medicaid, TRICARE and other federal healthcare programs. The Company is also subject to a variety of federal and state regulations which prohibit fraud and abuse in the delivery of healthcare services. These regulations include, among other things:

- prohibitions against the offering or making of direct or indirect payments to actual or potential referral sources for obtaining or influencing patient referrals;
- rules generally prohibiting physicians from making referrals under Medicare for clinical services to a home health agency with which the physician or his or her immediate family member has certain types of financial relationships;
- laws against the filing of false claims; and
- laws against making payment or offering items of value to patients to induce their self-referral to the provider.

As part of the extensive federal and state regulation of the home health services business and under the Company's corporate integrity agreement, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay in receipt, or an adjustment to the amount of reimbursements due or received under Medicare, Medicaid, TRICARE and other federal health programs. Violation of the applicable federal and state healthcare regulations can result in excluding a healthcare provider from participating in the Medicare, Medicaid and/or TRICARE programs and can subject the provider to substantial civil and/or criminal penalties.

On October 1, 2003, a Medicare market basket rate increase of 3.3 percent became effective for patients on service on or after October 1, 2003. This increase was reduced by 0.8 percent to 2.5 percent for open episodes of care on or after April 1, 2004. In addition, Medicare reimbursement was increased 5 percent for the rural add-on related to home health services performed in specifically defined rural areas of the country, effective April 1,

2004 for a period of one year, when the rural add-on provision for home health services was re-established. On October 15, 2004, CMS announced a Medicare market basket increase of 2.3 percent effective for patients on service on or after January 1, 2005. In addition, on the same day CMS announced a favorable change in the fixed dollar ratio formula for receiving outlier payments. Outliers represent patient cases which exceed the anticipated cost thresholds established by Medicare and result in increased reimbursement. This change, which is effective for patients on service on or after January 1, 2005, is expected to allow a greater number of episodes to qualify for the outlier payment.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2004.

Executive Officers of the Company

The following table sets forth certain information regarding each of the Company's executive officers as of March 4, 2005:

Name	Executive Officer Since	Age	Position and Offices with the Company
Ronald A. Malone	2000	50	Chief Executive Officer and Chairman of the Board
Vernon A. Perry, Jr.	1999	53	President and Chief Operating Officer
Christopher L. Anderson	2001	33	Senior Vice President, Audit Services and Quality Assurance, and Chief Compliance Officer
Robert Creamer	2002	46	Senior Vice President, Nursing Operations
Mary Morrisey Gabriel	2002	39	Senior Vice President and Chief Marketing Officer
Stephen B. Paige	2003	57	Senior Vice President and General Counsel
John R. Potapchuk	2001	52	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

The executive officers are elected annually by the board of directors.

Ronald A. Malone

Mr. Malone has served as chief executive officer and chairman of the board of the Company since June 2002. He served as executive vice president of the Company from March 2000 to June 2002. Prior to joining the Company, he served in various positions with Olsten, including executive vice president of Olsten and president, Olsten Staffing Services, United States and Canada, from January 1999 to March 2000. From 1994 to December 1998, he served successively as Olsten's senior vice president, southeast division; senior vice president, operations; and executive vice president, operations.

Vernon A. Perry, Jr.

Mr. Perry has served as president and chief operating officer of the Company since June 2002. He served as senior vice president of the Company from November 1999 to June 2002. From 1996 to 1999, he served as senior vice president of CareCentrix for Olsten Health Services. He joined Olsten in 1994 as vice president for business development.

Christopher L. Anderson

Mr. Anderson has served as the chief compliance officer of the Company since March 2000 and as senior vice president, audit services and quality assurance, of the Company since January 2005. From March 2000 to January 2005, he served as vice president, audit services and quality assurance, of the Company. He served as chief compliance officer of Olsten from November 1998 to March 2000.

Robert Creamer

Mr. Creamer has served as senior vice president, nursing operations, of the Company since September 2003. From June 2002 to March 2004, he served as the Company's chief information officer, and from June 2002 to August 2003, he served as senior vice president, financial operations, of the Company. Prior thereto he served in various corporate financial management positions with the Company and Olsten Health Services, including vice president of finance-CareCentrix, vice president of financial operations and vice president of finance-Specialty Pharmaceutical Services. He first joined Olsten in 1991.

Mary Morrisey Gabriel

Ms. Morrisey Gabriel has served as senior vice president and chief marketing officer of the Company since February 2005. From July 2002 to February 2005, she served as senior vice president, sales, of the Company. From March 2000 to June 2002, Ms. Morrisey Gabriel served as senior vice president of National Accounts/North American Sales of Adecco, a staffing services company. From 1999 to March 2000, she served as Olsten's senior vice president of national accounts. Prior thereto, Ms. Morrisey Gabriel served in a number of senior management positions for Olsten.

Stephen B. Paige

Mr. Paige has served as general counsel of the Company since July 2003 and as senior vice president of the Company since January 2005. From July 2003 to January 2005, he served as vice president of the Company. From 1997 to 2002, he served as senior vice president, general counsel and secretary of General Semiconductor, Inc., a technology based company. Prior thereto, Mr. Paige served in senior legal positions with several large healthcare, food ingredient and consumer product companies.

John R. Potapchuk

Mr. Potapchuk has served as senior vice president, chief financial officer, treasurer and secretary of the Company since June 2002. He served as vice president of finance and controller of the Company from March 2000 to June 2002. He joined Olsten in 1991 and served in various corporate financial management positions with Olsten Health Services, including vice president and operations controller and vice president of finance. Prior to that, Mr. Potapchuk served in senior management positions for PricewaterhouseCoopers LLP and Deloitte & Touche.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is quoted on the Nasdaq National Market under the symbol "GTIV".

The following table sets forth the high and low bid information for shares of the Company's common stock for each quarter during fiscal 2003 and 2004:

2003	High	Low
1st Quarter	$10.34	$ 8.10
2nd Quarter	9.69	7.44
3rd Quarter	11.94	8.75
4th Quarter	13.59	10.98

2004	High	Low
1st Quarter	$15.90	$11.97
2nd Quarter	16.95	14.00
3rd Quarter	16.77	14.46
4th Quarter	17.60	13.68

Holders

As of March 4, 2005, there were approximately 2,550 holders of record of the Company's common stock including participants in the Company's employee stock purchase plan, brokerage firms holding the Company's common stock in "street name" and other nominees.

Dividends

Except for the special dividend in cash ($7.76) and in kind (0.19253 shares of Accredo common stock) per share of Gentiva common stock paid in June 2002, the Company has never paid any cash dividends on its common stock. Future payments, if any, of dividends and the amount of the dividends will be determined by the board of directors from time to time based on the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant, including any substantive change in tax treatment under the United States Tax Code. In addition, the Company's credit facility also contains restrictions on the Company's ability to declare and pay dividends. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Issuer Purchases of Equity Securities (1)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October (9/27/04 - 10/24/04)	51,600	$ 16.25	51,600	983,096
November (10/25/04 - 11/21/04)	330,100	$ 15.29	330,100	652,996
December (11/22/04 - 01/02/05)	144,600	$ 16.28	144,600	508,396
Total	526,300	$ 15.65	526,300	

(1) On May 26, 2004, the Company announced that its Board of Directors had authorized the repurchase of up to 1,000,000 shares of its outstanding common stock. By the end of the period covered by the table, all of such shares had been repurchased. On August 10, 2004, the Company announced that its Board of Directors had authorized the repurchase of up to 1,000,000 additional shares of its outstanding common stock. By the end of the period covered by the table, 491,604 of such shares had been repurchased. See Note 8 to the Company's consolidated financial statements.

Item 6. Selected Financial Data

The following table provides selected historical consolidated financial data of the Company as of and for each of the fiscal years in the five-year period ended January 2, 2005. The data has been derived from the

Company's audited consolidated financial statements. The historical consolidated financial information presents the Company's results of operations and financial position as if the Company were a separate entity from Olsten for all years presented.

In addition, the operating results of the SPS business through the closing date of the sale to Accredo, including corporate expenses directly attributable to SPS operations, restructuring and special charges related to the SPS business, as well as the gain on the sale, net of transaction costs and related income taxes, are reflected as discontinued operations in the accompanying consolidated statement of operations for fiscal 2002. Continuing operations include the results of the home health services business, including corporate expenses that did not directly relate to SPS, as well as restructuring and special charges. In addition, for fiscal 2000, continuing operations included the health care staffing services business and Canadian operations which were sold during the fourth quarter of fiscal 2000. Results of all prior periods have been reclassified to conform to this presentation.

The historical financial information may not be indicative of the Company's future performance and may not necessarily reflect what the financial position and results of operations of the Company would have been if the Company was a separate stand-alone entity during all the years presented. The Company's fiscal year ends on the Sunday nearest to December 31st. The Company's fiscal year 2004 includes 53 weeks compared to all other fiscal years presented which include 52 weeks.

(in thousands, except per share amounts)	**Fiscal Year Ended**									
	2004 (53 weeks)		**2003**		**2002**		**2001**		**2000**	
Statement of Operations Data										
Net revenues	$ 845,764	(1)	$ 814,029		$ 768,501		$ 729,577		$ 881,765	(8)
Gross profit	323,929	(1)	282,042		247,600	(3)	245,660		273,493	(5)
Selling, general and administrative expenses	(285,671)		(259,185)		(283,540)	(3)	(266,322)	(4)	(356,359)	(5)
Income (loss) from continuing operations	26,488	(1)	56,766		(53,543)		(13,910)		(49,826)	
Discontinued operations, net of tax (6)	-		-		191,578		34,898		(54,374)	(5)
Cumulative effect of accounting change, net of tax (7)	-		-		(187,068)		-		-	
Net income (loss)	26,488	(1)	56,766	(2)	(49,033)	(3)	20,988	(4)	(104,200)	(5)
Basic earnings per share:										
Income (loss) from continuing operations	$ 1.07		$ 2.16		$ (2.05)		$ (0.60)		$ (2.41)	
Discontinued operations, net of tax	-		-		7.32		1.50		(2.64)	
Cumulative effect of accounting change, net of tax	-		-		(7.14)		-		-	
Net income (loss)	1.07		2.16		(1.87)		0.90		(5.05)	
Weighted average shares outstanding - basic	24,724		26,262		26,183		23,186		20,637	
Diluted earnings per share:										
Income (loss) from continuing operations	$ 1.00		$ 2.07		$ (2.05)		$ (0.60)		$ (2.41)	
Discontinued operations, net of tax	-		-		7.32		1.50		(2.64)	
Cumulative effect of accounting change, net of tax	-		-		(7.14)		-		-	
Net income (loss)	1.00		2.07		(1.87)		0.90		(5.05)	
Weighted average shares outstanding - diluted	26,365		27,439		26,183		23,186		20,637	
Balance Sheet Data (at end of year) (9)										
Cash items and short-term investments (10)	$ 113,024		$ 117,438		$ 101,241		$ 107,144		$ 452	
Working capital	136,605		136,297		104,339		417,949		348,684	
Total assets	332,098		342,513		264,431		849,879		805,484	
Long-term debt and other securities	-		-		-		-		20,000	
Shareholders' equity	171,940		177,179		113,048		621,707		566,149	
Common shares outstanding	23,722		25,598		26,385		25,639		21,197	
Special dividend per common share:										
Cash	-		-		$ 7.76		-		-	
Value of Accredo common stock	-		-		9.99		-		-	

(1) Net revenues and gross profit for fiscal 2004 include special items of $9.4 million related to the favorable settlement of the Company's Medicare cost report appeals for 1997 and 1998 net of a $1 million revenue adjustment to reflect an industry wide repayment of certain Medicare reimbursements. Income from continuing operations and net income include the Medicare special items noted above and $0.9 million from a pre-tax gain on the sale of a Canadian investment. Net income for fiscal 2004 reflects an effective tax rate of 34.1 percent, primarily related to recognition of certain state net operating losses. See Notes 3, 9 and 12 to the Company's consolidated financial statements.

(2) Net income for fiscal 2003 reflects a tax benefit of $35.0 million associated with management's decision to reverse the valuation allowance for deferred tax assets. See Notes 12 and 14 to the Company's consolidated financial statements.

(3) Net loss in fiscal 2002 reflects restructuring and other special charges aggregating $46.1 million, of which $6.3 million is recorded in cost of services sold and $39.8 million is recorded in selling, general and administrative expenses. See Note 4 to the Company's consolidated financial statements.

(4) Net income in fiscal 2001 reflects special charges of approximately $3.0 million in connection with the settlement of certain legal matters and for various other legal costs. These special charges are included in selling, general and administrative expenses.

(5) Net loss for fiscal 2000 reflects restructuring and other special charges aggregating $153.2 million, of which $97.0 million related to discontinued operations and $56.2 million related to continuing operations. Restructuring and special charges of $8.5 million are included in cost of services sold and $47.7 million is included in selling, general and administrative expenses. Net loss for fiscal 2000 also reflects a gain of $36.7 million relating to the sale of the Company's staffing services business and Canadian operations.

(6) For fiscal 2002, the Company sold its SPS business to Accredo in accordance with the asset purchase agreement, dated January 2, 2002, with the sale completed on June 13, 2002. As such, the Company has reflected discontinued operations, including the gain on sale, of $191.6 million during fiscal 2002. Results for all prior years have been reclassified to conform to this presentation. See Note 3 to the Company's consolidated financial statements.

(7) For fiscal 2002, the Company adopted the provisions of SFAS 142 "Goodwill and Other Intangible Assets" and performed a transitional impairment test, resulting in a non-cash charge of $187.1 million. See Note 2 to the Company's consolidated financial statements.

(8) Net revenues for fiscal 2000 includes net revenues related to the home health services business of $736.5 million.

(9) Balance sheet data for fiscal year end 2001 and 2000 includes the assets of the SPS business, which was sold to Accredo on June 13, 2002.

(10) Cash items and short-term investments includes restricted cash of $22.0 million at fiscal year end 2004, $21.8 million at fiscal year end 2003, and $35.2 million at fiscal year end 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial position. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

Overview

Gentiva is the nation's largest provider of comprehensive home health services, based on revenues derived from the provision of skilled home nursing and therapy services to patients. The Company's home health services business is conducted through more than 350 direct service delivery units operating from approximately 250 locations under its Gentiva(R) brand and through a network of more than 2,000 third-party provider locations, as well as Gentiva locations, under its CareCentrix(R) brand. CareCentrix manages home healthcare services for managed care organizations throughout the United States. The Company's services can be delivered across the United States 24 hours a day, 7 days a week.

Gentiva operates licensed and Medicare-certified nursing agencies located in 35 states, substantially all of which are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations. These agencies provide various combinations of skilled nursing and therapy services, paraprofessional nursing services and homemaker services to pediatric, adult and elder patients. Reimbursement sources include government programs, such as Medicare and Medicaid, and private sources, such as health insurance plans, managed care organizations, long term care insurance plans and personal funds. Gentiva's direct home nursing and therapy operations are organized in five geographic regions, each staffed with clinical, operational and sales teams. Regions are further separated into operating areas. Each operating area includes branch locations through which home healthcare agencies operate. Each agency is led by a director and is staffed with clinical and administrative support staff as well as clinical associates who deliver direct patient care. The clinical associates are employed on either a full-time basis or are paid on a per visit, per shift, per diem or per hour basis.

CareCentrix operations provide an array of administrative services and coordinate the delivery of home nursing services, acute and chronic infusion therapies, durable medical equipment, and respiratory products and services for managed care organizations and health plans. These administrative services are coordinated within four regional coordination centers and are delivered through Gentiva direct home nursing and therapy locations as well as through an extensive nationwide network of third-party provider locations in all 50 states. CareCentrix accepts case referrals from a wide variety of sources, verifies eligibility and benefits and transfers case requirements to the providers for services to the patient. CareCentrix provides services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees. Contracts within CareCentrix are structured as fee-for-service, whereby a payer is billed on a per usage basis according to a fee schedule for various services, or as at-risk capitation, whereby the payer remits a monthly payment to the Company based on the number of members enrolled in the health plans under the capitation agreement, subject to certain limitations and coverage guidelines.

The Company's home health services business also delivers services to its customers through other focused business lines that include:

- Gentiva Orthopedic Program, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Rehab Without Walls(R), which provides home and community-based therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases;
- Gentiva Safe Strides(SM) Program, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling; and
- Gentiva Cardiopulmonary Program, which helps patients and their physicians manage heart and lung health in a home-based environment.

The Company also provides consulting services to home health agencies through its Gentiva Consulting unit. These services include billing and collection activities, on-site agency support and consulting, operational support and individualized strategies for reduction of days sales outstanding.

Gentiva's revenues are generated primarily from three major payer sources: the U.S. Medicare program, Medicaid and other state and county programs, and commercial insurers. Revenue mix by major payer classifications is as follows:

	2004	2003	2002
Medicare	27%	22%	21%
Medicaid and Local Government	18	20	22
Commercial Insurance and Other	55	58	57
	100%	100%	100%

The Medicare and Medicaid and related programs are subject to legislative and other risk factors that can result in fluctuating reimbursement rates for Gentiva's direct home health services to patients. The commercial insurance industry is continually seeking ways to control the cost of services to patients that it covers. One of the ways it seeks to control costs is to require greater efficiencies from its providers, including home health care companies.

Despite these risks, Gentiva believes it can operate effectively in the current health care climate by increasing its volume of Medicare and commercial insurance business and implementing new business practices, technologies and other methods to make the Company a more efficient provider of services. Gentiva has made a decision to seek more business from the Medicare and commercial insurance payer groups. For example, in 2004, Gentiva's revenue from its Medicare and Commercial Insurance and Other (excluding Cigna) payer categories increased 27.7 percent and 13.5 percent, respectively, from the prior year.

Various states have addressed budget pressures by considering or implementing reductions in various health care programs, including reductions in rates or changes in patient eligibility requirements. In addition, the Company has also decided to taper participation in certain Medicaid and other state and county programs. As a result, Gentiva's 2004 revenue from this payer category declined 6.5 percent from the prior year.

Gentiva believes that several marketplace factors can contribute to its future growth. First, the Company is a leader in a highly fragmented home health care industry populated by approximately 12,000 providers of varying size and resources. Second, the cost of a home health care visit to a patient can be significantly lower than the cost of an average day in a hospital or skilled nursing institution. And third, the demand for home care is expected to grow, primarily due to an aging U.S. population. The U.S. Centers for Medicare and Medicaid Services projects that national home health and durable medical equipment spending will rise from $71.7 billion in 2005 to $127.5 billion by 2014. The U.S. Census Bureau has projected that the age 65 and older population will increase more than 50 percent between 2000 and 2020.

The Company expects to capitalize on these positive trends through a determined set of strategies, as follows: generate growth by focusing on Medicare and commercial insurance business; continue to develop and expand specialty programs for incremental revenue growth; focus on clinical associate recruitment, retention and productivity; and continue technology initiatives that make Gentiva more efficient and profitable. The Company anticipates executing these strategies by continuing to expand its sales presence, developing and marketing its managed care services, making operational improvements and deploying new technologies, providing employees with leadership training and instituting retention initiatives, ensuring strong ethics and corporate governance, and focusing on shareholder value.

Results from these strategies and initiatives are reflected in the Company's 2004 performance. Gentiva reported 2004 net revenue of $845.8 million, representing a $31.8 million, or 3.9 percent, increase from the $814.0 million reported in fiscal year 2003. The increase was due primarily to a rise in the volume of Medicare and commercial insurance business mentioned above.

During 2004, Gentiva reported positive cash flow from operating activities of $34.9 million and ended 2004 with cash items, restricted cash and short-term investments of approximately $113 million, compared to approximately $117 million at the end of 2003. The Company has previously stated that it would evaluate using its cash primarily for the following purposes: investments contributing to revenue growth, efficiency and profitability; selective acquisitions; share repurchases; and the possible future payment of dividends to shareholders. In 2004, Gentiva repurchased a total of over 2.5 million shares at an average cost of $15.04 per share, for a total expenditure of over $38.4 million.

Management intends the discussion of the Company's financial condition and results of operations that follows to provide information that will assist in understanding the Company's financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect its financial statements.

The historical results sections in "Results of Operations" below present a discussion of the Company's consolidated operating results using the historical results of Gentiva prepared in accordance with accounting principles generally accepted in the United States (GAAP) for the fiscal years ended January 2, 2005, December 28, 2003 and December 29, 2002. The Company's fiscal year 2004 includes 53 weeks compared to fiscal years 2003 and 2002, which include 52 weeks.

Significant Developments

On June 13, 2002, the Company sold substantially all of the assets of its SPS business to Accredo and received payment of cash in the amount of $207.5 million (before a $0.9 million reduction resulting from a closing net book value adjustment) and 5,060,976 shares of Accredo common stock (valued at $262.6 million, based on the closing price of Accredo common stock on the Nasdaq National Market on June 13, 2002). The cash consideration, less a holdback of $3.5 million for certain income taxes the Company expected to incur, and the Accredo common stock were then distributed as a special dividend to the Company's shareholders.

The operating results of the SPS business through the closing date of the sale to Accredo, including corporate expenses directly attributable to SPS operations, restructuring and special charges related to the SPS business, as well as the gain on the sale, net of transaction costs and related income taxes, are reflected as discontinued operations in the accompanying consolidated statement of operations for fiscal 2002. Continuing operations includes the results of the home health services business, including corporate expenses that did not directly relate to SPS, as well as restructuring and special charges.

Results of Operations

Year Ended January 2, 2005 Compared to Year Ended December 28, 2003

Net Revenues

(Dollars in millions)	Fiscal Year		
	2004	**2003**	**Percentage Variance**
Medicare	$ 228.1	$ 178.7	27.7%
Medicaid and Local Government	154.4	165.1	(6.5)
Commercial Insurance and Other	463.3	470.2	(1.5)
	$ 845.8	$ 814.0	3.9%

For fiscal year 2004 as compared to fiscal year 2003, net revenues increased by $31.8 million to $845.8 million from $814.0 million.

Medicare revenue growth in fiscal year 2004 as compared to fiscal year 2003 was driven by several factors including special items, volume growth, mix and process enhancement changes and rate increases. Medicare revenue included special items of $9.4 million for fiscal 2004. Special items represented (i) $10.4 million recorded and received during fiscal 2004 in settlement of the Company's appeal filed with the Provider Reimbursement Review Board ("PRRB") related to the reopening of its 1997 and 1998 cost reports and (ii) a revenue adjustment of $1.0 million recorded in the fiscal year of 2004 to reflect the estimated repayment to Medicare in connection with services rendered to certain patients since the inception of the Prospective Payment Reimbursement System in October 2000. In connection with the estimated repayments, the CMS has determined that homecare providers should have received lower reimbursements for certain services rendered to beneficiaries discharged from inpatient hospitals within fourteen days immediately preceding admission to home healthcare.

Medicare admissions grew by 13 percent in fiscal 2004 as compared to fiscal 2003. Medicare revenue was also positively impacted in the fiscal year 2004 by growth in specialty programs, which generally generate higher revenue per episode than other Medicare services, and by various operational and clinical process enhancements. Furthermore, Medicare revenue in the fiscal 2004 period as compared to the fiscal 2003 period increased as a result of reimbursement rate changes, including a 3.3 percent market basket rate increase that became effective for patients on service on or after October 1, 2003, which was adjusted downward by 0.8 percent to 2.5 percent effective April 1, 2004, and a 5 percent rate increase effective April 1, 2004 for the rural add-on related to home health services performed in specifically defined rural areas of the country. The rate increases relating to the market basket change and rural add-on provision represented incremental revenue of $5.7 million for fiscal year 2004.

Medicaid and Local Government revenue decreased in fiscal year 2004 as compared to fiscal year 2003 primarily due to a reduction in the Company's participation in certain low-margin, hourly Medicaid and state and county health programs, partially offset by an increase in skilled visits within Medicaid programs. Revenues relating to hourly Medicaid and state and county programs decreased $13.6 million for fiscal year 2004 as compared to fiscal year 2003. Revenues relating to skilled visits within Medicaid programs increased $2.9 million for fiscal year 2004.

Commercial Insurance and Other revenue decreased in fiscal year 2004 as compared to fiscal year 2003 due to a decline in revenue derived from Cigna of $31.0 million, or 10.7 percent, related to a reduction in the number of enrolled Cigna members in 2004, and lower revenue as well as related costs resulting from a change in the Company's delivery model of certain home medical and respiratory equipment ("HME") products and services. The decline in Cigna revenues was partially offset by an increase of $24.1 million, or 13.5 percent, for fiscal year 2004 in non-Cigna, Commercial Insurance and Other revenue driven by unit volume and pricing increases from existing business as well as new contracts signed during the past year.

In addition, for the fiscal year 2004, Medicare revenues and Commercial Insurance and Other revenues were negatively impacted by four hurricanes in the southeastern United States and net revenues for fiscal year 2004 were positively impacted by an extra week of activity as compared to fiscal year 2003.

Gross Profit

(Dollars in millions)	Fiscal Year		
	2004	2003	Variance
Gross profit	$ 323.9	$ 282.0	$ 41.9
As a percent of revenue	38.3%	34.6%	3.7%

As a percent of revenues, gross profit margins for the fiscal year 2004 were positively impacted by (i) 1.4 percentage points due to the favorable change in business mix in which the volume of Medicare business, including growth in specialty programs, more than offset the anticipated revenue loss in certain low-margin hourly Medicaid and local government programs, (ii) 1.0 percentage points due to the reconfiguration of the HME provider network earlier this year, as well as the impact of new CareCentrix contracts and (iii) 0.7 percentage points related to the special items discussed above. The remaining increase in gross profit percentage can be attributed to several factors, including the positive Medicare rate changes, lower workers compensation expense and various operational and clinical process enhancements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, increased $26.5 million, or 10.2 percent, to $285.7 million for the fiscal year ended January 2, 2005, as compared to $259.2 million for the fiscal year ended December 28, 2003.

Of the increases in selling, general and administrative expenses, approximately $5 million related to the extra week of activity in fiscal 2004. Approximately $8 million of the remaining increase related to field operating and administrative costs to service incremental revenues, including revenues from the Company's specialty programs and approximately $4 million related to higher selling and clinical care coordination expenses. The remaining increases related to costs associated with the reconfiguration of the Company's CareCentrix HME provider network (approximately $3 million) and incremental costs associated with the implementation of the Sarbanes-Oxley requirements, ongoing information technology initiatives and field development training as well as a writedown of $1.4 million relating to purchased software for which it was determined there was minimal future value.

Gain on Sale of Canadian Investment

On March 30, 2004, the Company sold its minority interest in a home care nursing services business in Canada. The business had been acquired as partial consideration for the sale of the Company's Canadian operations in the fourth quarter of fiscal 2000. In connection with the March 30, 2004 sale, the Company received cash proceeds of $4.1 million in the second quarter of fiscal 2004 and recorded a gain on sale of approximately $0.9 million, which is reflected in the consolidated statement of income for the fiscal year ended January 2, 2005.

Interest Income, Net

Net interest income was approximately $1.0 million for the fiscal year ended January 2, 2005, and $0.4 million for the fiscal year ended December 28, 2003. Net interest income included interest income of approximately $2.0 million for fiscal year 2004 and $1.5 million for fiscal year 2003, partially offset by fees relating to the revolving credit facility and outstanding letters of credit.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes was approximately $40.2 million and $23.3 million for the fiscal years ended January 2, 2005 and December 28, 2003, respectively. For fiscal 2004, income from continuing operations before income taxes included special items of $9.4 million as discussed in "Net Revenues" above and a pre-tax gain $0.9 million on the sale of a Canadian investment.

Income Taxes

The Company recorded federal and state income taxes of approximately $13.7 million for fiscal 2004 compared to an income tax benefit of $33.5 million for fiscal 2003. The difference between the Company's effective tax rate of approximately 34.1% for fiscal 2004 and the statutory income tax rate was due primarily to the recognition of certain state net operating loss carryforwards.

Prior to fiscal year 2004, the state tax history of certain subsidiaries indicated cumulative losses and a lack of state tax audit experience. As a result, the Company believed there was a remote likelihood that the value of related state tax loss carryforwards would be realized, and no deferred tax assets were recorded. During fiscal 2004, these subsidiaries reflected cumulative income on a state filing basis and certain state tax audits were settled. The Company performed a review of state net operating loss carryforwards and recorded a deferred tax asset of $7.0 million in the fourth quarter of fiscal 2004. A valuation allowance of $4.5 million has been recorded to recognize that certain state net operating loss carryforwards may expire before realization. The Company continues to monitor the need for a valuation allowance for its deferred tax assets based on the realizability of such assets. The amount of the deferred tax assets considered realizable could be increased or reduced in the near term if estimates of future taxable income during the carryforward period are adjusted.

The Company had maintained a valuation allowance for its deferred tax assets as of December 29, 2002, since the absence of historical pre-tax income created uncertainty about the Company's ability to realize tax benefits in future years. During the interim periods of fiscal 2003, a portion of the valuation allowance ($9.4 million) was utilized to offset a corresponding decrease in net deferred tax assets. The remaining valuation allowance was reversed at the end of fiscal 2003 based on management's belief that it was more likely than not that all of the Company's net deferred tax assets would be realized due to the Company's achieved earnings trends and outlook. In this regard, $44.4 million was recorded as an income tax benefit in fiscal 2003 and $19.5 million was credited directly to shareholders' equity to reflect the portion of the valuation allowance associated with stock compensation tax benefits.

At January 2, 2005, current net deferred tax assets were $23.9 million and non-current net deferred tax assets were $21.2 million. At January 2, 2005, the Company had federal tax credit carryforwards of $0.8 million and state net operating loss carryforwards of $7.0 million.

Net Income

The Company recorded net income of $26.5 million or $1.00 per diluted share in fiscal 2004 compared to net income of $56.8 million or $2.07 per diluted share in fiscal 2003.

Net income for fiscal 2004 included special items related to Medicare, noted in the Net Revenues section above, and a pre-tax gain of $0.9 million on the sale of the Company's 19.9 percent interest in a Canadian home care company. See Notes 3 and 9 to the Company's consolidated financial statements.

Net income for fiscal 2004 reflected the positive impact of an effective tax rate of 34.1 percent due primarily to the recognition of certain state net operating loss carryforwards, which was lower than the statutory income tax rate.

Year Ended December 28, 2003 Compared to Year Ended December 29, 2002

Net Revenues

(Dollars in millions)	Fiscal Year		
	2003	2002	Percentage Variance
Medicare	$ 178.7	$ 162.3	10.1%
Medicaid and Local Government	165.1	167.4	(1.4)
Commercial Insurance and Other	470.2	438.8	7.2
	$ 814.0	$ 768.5	5.9%

Net revenues increased by $45.5 million or 5.9 percent to $814.0 million during fiscal 2003 as compared to $768.5 million during fiscal 2002. For fiscal year 2003, as compared to fiscal year 2002, net revenues from Medicare increased by $16.4 million or 10.1 percent to $178.7 million. Commercial Insurance and Other payer's net revenues increased by $31.4 million or 7.2 percent to $470.2 million and Medicaid and Local Government payer's net revenues decreased $2.3 million or 1.4 percent to $165.1 million.

Medicare revenue growth for fiscal 2003, as compared to fiscal 2002, was primarily fueled by increases in episodes serviced of 8.7 percent. In addition, Medicare revenue was positively impacted by (i) $1.6 million due to a 3.3 percent market basket rate increase that became effective for patients on service on or after October 1, 2003 and (ii) $2.5 million due to the absence of a revenue adjustment recorded in fiscal 2002 relating to partial episode payments ("PEPs") and various clinical and operational process changes implemented in late 2003. In comparing the fiscal year 2003 and 2002 periods, Medicare revenues were negatively impacted by an overall 4.9 percent reduction in Medicare reimbursement rates (approximately $6.0 million for fiscal 2003), which became effective for Medicare patients beginning in October 2002, and by the elimination of the rural add-on provision ($1.4 million for fiscal 2003) for home health services, which became effective April 1, 2003.

Revenue growth from Commercial Insurance and Other payers was driven by a combination of pricing and volume increases from existing customers and new contracts that were signed during the past year. Of the 7.2 percent increase in net revenues for fiscal 2003, new contracts from Commercial Insurance and Other payers accounted for 3.3 percent.

Medicaid and Local Government revenues decreased for fiscal year 2003 due to revenue reductions related to more restrictive eligibility requirements in some states and lower reimbursement rates in certain other states. In addition, for fiscal 2003, revenues were negatively impacted by the Company's decision to reduce or terminate its participation in certain low-margin, hourly Medicaid and state and county programs. Revenues relating to these hourly Medicaid and state and county programs decreased $8.5 million as compared to fiscal year 2002. These decreases were offset somewhat by increases in the intermittent care Medicaid business in selected states.

Gross Profit

(Dollars in millions)	Fiscal Year		
	2003	2002	Variance
Gross profit	$ 282.0	$ 247.6	$ 34.4
As a percent of revenue	34.6%	32.2%	2.4%

Gross profit margins for fiscal 2003, as compared to fiscal 2002, were positively impacted by an increase in Medicare episodes serviced and improvements in utilization in both the commercial insurance business and Medicare (1.6 percent), reductions in insurance costs (0.5 percent), the Medicare market basket rate increase of 3.3 percent that became effective for patients on service on or after October 1, 2003 (0.2 percent) and the absence of both a $2.5 million revenue adjustment related to PEPs (0.3 percent) and the $6.3 million special charge associated with insurance costs that were recorded in fiscal 2002 (0.8 percent). These increases were partially offset by an overall 4.9 percent reduction in Medicare reimbursement rates (approximately $6.0 million or 0.8 percent), which became effective for Medicare patients beginning October 2002, and the elimination of the rural add-on provision ($1.4 million or 0.2 percent) for home health services which became effective April 1, 2003.

Selling, General and Administrative Expenses

For fiscal year 2003, selling, general and administrative expenses, including depreciation and amortization, decreased $24 million or 8.6 percent to $259 million compared to $283 million for the corresponding period in fiscal 2002. This decrease is related to restructuring and special charges of $46.1 million, of which approximately $40 million was reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations for fiscal year 2002. See Note 4 to the consolidated financial statements for further discussion of the restructuring and special charges. Excluding these special charges, selling, general and administrative expenses, including depreciation and amortization, increased $15.4 million for fiscal year 2003.

This increase for fiscal 2003 related to increases in sales and field administrative expenses due to headcount additions, investments in technology initiatives and costs relating to training in connection with the implementation of provisions of the Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA") and a new software based scheduling system. These increases were partially offset by reductions in corporate administrative expenses resulting from restructuring efforts following the sale of the SPS business in the second quarter of fiscal year 2002. During fiscal 2003, headcount of personnel dedicated to sales and clinical care coordination efforts increased by approximately 19 percent while headcount relating to field and administrative personnel increased by less than 2 percent.

Restructuring and special charges for fiscal year 2002 are summarized and further described below (in thousands):

Restructuring charges:		
Business realignment activities	$	6,813
Special charges:		
Option tender offer		21,388
Settlement costs		7,731
Insurance costs		6,300
Asset writedowns and other		3,824
Total special charges		39,243
Total restructuring and special charges	$	46,056

Fiscal 2002

Business Realignment Activities

The Company recorded charges of $6.8 million during the second quarter ended June 30, 2002 in connection with a restructuring plan. This plan included the closing and consolidation of seven field locations and the realignment and consolidation of certain corporate and administrative support functions due primarily to the sale of the Company's SPS business. These charges included employee severance of $0.9 million relating to the termination of 115 employees in field locations and certain corporate and administrative departments, and future lease payments and other associated costs of $5.9 million resulting principally from the consolidation of office space at the Company's corporate headquarters and a change in estimated future lease obligations and other costs in excess of sublease rentals relating to a lease for a subsidiary of the Company's former parent company which the Company agreed to assume in connection with its Split-Off in March 2000. These charges are reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002. During fiscal year 2002, the Company paid $2.1 million in restructuring costs, leaving approximately $4.7 million of these restructuring charges unpaid, representing severance costs of $0.2 million which were to be paid during 2003 and lease and other associated costs of $4.5 million which will be paid over the remaining lease terms. During fiscal years 2003 and 2004, the Company paid $2.4 million and $0.4 million, respectively, in restructuring costs, leaving approximately $1.9 million of these restructuring charges unpaid, representing lease and other associated costs which will be paid over the remaining lease terms.

Option Tender Offer

During the second quarter ended June 30, 2002, the Company effected a cash tender offer for all outstanding options to purchase its common stock for an aggregate option purchase price not to exceed $25 million. In connection with this tender offer, the Company recorded a charge of $21.4 million during the second quarter of fiscal 2002, which is reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for fiscal year 2002.

Settlement Costs

The Company recorded a $7.7 million charge in the second quarter of fiscal 2002 to reflect settlement costs relating to the *Fredrickson v. Olsten Health Services Corp. and Olsten Corporation* lawsuit as well as estimated settlement costs related to government inquiries regarding cost reporting procedures concerning contracted nursing and home health aide costs (see Note 9 to the consolidated financial statements). These costs are reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for fiscal year 2002.

Insurance Costs

The Company recorded a special charge of $6.3 million in the second quarter of fiscal 2002 related primarily to a refinement in the estimation process used to determine the Company's actuarially computed workers compensation and professional liability insurance reserves. This special charge is reflected in cost of services sold in the accompanying consolidated statement of operations for fiscal year 2002.

Asset Writedowns and Other

The Company recorded charges of $3.8 million in the second quarter of fiscal 2002, consisting primarily of a write-down of inventory and other assets associated with home medical equipment used in the Company's nursing operations, and a write-off of deferred debt issuance costs associated with the terminated credit facility. The charges are reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for fiscal year 2002.

Interest Income, Net

Net interest income was approximately $0.4 million for fiscal year 2003 and $0.8 million for fiscal year 2002. Net interest income represented interest income of approximately $1.5 million for fiscal 2003 and $2.4 million for fiscal 2002, partially offset by fees relating to the revolving credit facility and outstanding letters of credit.

Interest income declined in fiscal 2003 as compared to fiscal 2002 due to a decline in interest rates on cash, cash equivalents and restricted cash and, to a lesser extent, a decrease in average cash balances during the year. Interest expense declined in the fiscal 2003 periods due to reductions in the average outstanding letters of credit, as well as reductions in fees associated with the unused portion of the credit facility.

Income (Loss) from Continuing Operations before Income Taxes

Income (loss) from continuing operations before income taxes was approximately $23.3 million and ($35.1) million for fiscal years ended December 28, 2003 and December 29, 2002, respectively. For fiscal year 2002, loss from continuing operations before income taxes included restructuring and special charges of $46.1 million.

Income Taxes

The Company recorded an income tax benefit of $33.5 million in fiscal 2003 compared to an income tax expense of $18.4 million in fiscal 2002.

A federal and state tax benefit was recorded in fiscal 2002, relative to the loss from continuing operations, offset by a $26.8 million provision associated with the adoption of SFAS No. 142, as discussed in Note 2 to the consolidated financial statements, and an adjustment of $5.4 million for tax audit adjustments. As of December 29, 2002, the Company had federal net operating loss and tax credit carryforwards of $15 million and maintained a full valuation allowance against its net deferred tax assets of $63.9 million. Realization of the deferred tax assets is dependent on generating sufficient taxable income. During the interim periods of fiscal 2003, a portion of the valuation allowance ($9.4 million) was utilized to offset a corresponding decrease in net deferred tax assets. Based on management's belief that it was more likely than not that all of the Company's net deferred tax assets would be realized due to the Company's achieved earnings trends and outlook, the remaining valuation allowance for net deferred tax assets was reversed, resulting in a tax benefit of $35.0 million recorded in the statement of operations and an additional credit of $19.5 million relating to the tax benefits associated with stock compensation was recorded directly to shareholders' equity. At December 28, 2003, the Company had federal net operating loss and tax credit carryforwards of $11.8 million. See Note 12 to the Company's consolidated financial statements.

Net Income (Loss)

The Company recorded net income of $56.8 million or $2.07 per diluted share in fiscal 2003 compared to a net loss of $49.0 million or ($1.87) per diluted share in fiscal 2002.

The net loss for fiscal 2002 included a net loss from continuing operations of $53.5 million or ($2.05) per diluted share, which included $46.1 million of restructuring and special charges, income from discontinued operations of $191.6 million or $7.32 per diluted share and a net charge of $187.1 million or ($7.14) per diluted share relating to the cumulative effect of accounting change for goodwill.

Liquidity and Capital Resources

Liquidity

The Company's principal source of liquidity is the collection of its accounts receivable. For healthcare services, the Company grants credit without collateral to its patients, most of whom are insured under third party commercial or governmental payer arrangements. Net cash provided by operating activities was $34.9 million in fiscal 2004. In addition, during fiscal 2004 the Company received cash proceeds of $4.1 million in connection with the sale of the Company's investment in a Canadian homecare business and $6.7 million in connection with the issuance of common stock. This cash was used to fund capital expenditures of $12.6 million and repurchase shares of common stock of $38.4 million during fiscal 2004.

Days Sales Outstanding ("DSO") for the home health services business decreased 2 days to 57 days at January 2, 2005 as compared to December 28, 2003. Working capital at January 2, 2005 was $137 million, an increase of $1 million as compared to $136 million at December 28, 2003, primarily due to:

- a $4 million decrease in cash and cash equivalents, restricted cash and short-term investments;
- a $1 million decrease in accounts receivable;
- a $3 million decrease in deferred tax assets; and
- a $9 million decrease in current liabilities, primarily driven by decreases in payroll and related taxes ($4 million), obligations under insurance programs ($2 million), Medicare liabilities ($3 million), other accrued expenses ($1 million), and cost of claims incurred but not reported ($1 million), partially offset by an increase in accounts payable ($2 million).

The Company participates in the Medicare, Medicaid and other federal and state healthcare programs. There are certain standards and regulations that the Company must adhere to in order to continue to participate in these programs, including compliance with the Company's corporate integrity agreement. As part of these standards and regulations, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay or adjustment to the amount of reimbursements received under these programs. Violation of the applicable federal and state health care regulations can result in the Company's exclusion from participating in these programs and can subject the Company to substantial civil and/or criminal penalties. The Company believes it is currently in compliance with these standards and regulations.

The Company is party to a contract with Cigna pursuant to which the Company provides or contracts with third party providers to provide home nursing services, acute and chronic infusion therapies, durable medical equipment, and respiratory products and services to patients insured by Cigna. For fiscal years 2004, 2003 and 2002, Cigna accounted for approximately 31 percent, 36 percent and 38 percent, respectively, of the Company's total net revenues. The Company extended its relationship with Cigna by entering into a new national home health care contract, as amended, effective January 1, 2004. The term of the new contract extends to December 31, 2006, and automatically renews thereafter for additional one year terms unless terminated. Under the termination provisions, Cigna has the right to terminate the agreement on December 31, 2005 if it provides 90 days advance written notice to the Company, and each party has the right to terminate at the end of each term thereafter by providing at least 90 days advance written notice prior to the start of the new term. If Cigna chose to terminate or not renew the contract, or to significantly modify its use of the Company's services, there could be a material adverse effect on the Company's cash flow.

The Company's credit facility, as amended, as described below, provides up to $55 million in borrowings, including up to $40 million which is available for letters of credit. The Company may borrow up to a maximum of 80 percent of the net amount of eligible accounts receivable, as defined, less any reasonable and customary reserves, as defined, required by the lender.

At the Company's option, the interest rate on borrowings under the credit facility is based on the London Interbank Offered Rates (LIBOR) plus 3.0 percent or the lender's prime rate plus 1.0 percent. In addition, the Company is required to pay a fee equal to 2.25 percent per annum of the aggregate face amount of outstanding letters of credit. The Company is also subject to an unused line fee equal to 0.375 percent per annum of the average daily difference between the total revolving credit facility amount and the total outstanding borrowings and letters of credit. If the Company's trailing twelve month earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding certain restructuring costs and special charges, falls below $20 million, the applicable margins for LIBOR and prime rate borrowings will increase to 3.25 percent and 1.25 percent, respectively, and the letter of credit and unused line fees will increase to 2.5 percent and 0.50 percent, respectively.

Total outstanding letters of credit were $20.2 million as of January 2, 2005. The letters of credit, which expire one year from date of issuance, were issued to guarantee payments under the Company's workers compensation program and for certain other commitments. As of January 2, 2005, there were no borrowings outstanding under the credit facility and the Company had borrowing capacity under the credit facility, after adjusting for outstanding letters of credit, of approximately $35 million.

The credit facility, which expires in June 2006, includes certain covenants requiring the Company to maintain a minimum tangible net worth of $101.6 million, minimum EBITDA, as defined, and a minimum fixed charge coverage ratio, as defined. Other covenants in the credit facility include limitation on mergers, consolidations, acquisitions, indebtedness, liens, distributions including dividends, capital expenditures, stock repurchases and dispositions of assets and other limitations with respect to the Company's operations. On August 7, 2003 and May 26, 2004, the credit facility was amended to make covenants relating to acquisitions and stock repurchases less restrictive, provided that the Company maintains minimum excess aggregate liquidity, as defined in the amendment, equal to at least $60 million, and to allow for the disposition of certain assets. As of January 2, 2005, the Company was in compliance with the covenants in the credit facility, as amended.

The credit facility further provides that if the agreement is terminated for any reason, the Company must pay an early termination fee equal to $137,500 if the facility is terminated from June 13, 2004 to June 12, 2005. There is no fee for termination of the facility subsequent to June 12, 2005. Loans under the credit facility are collateralized by all of the Company's tangible and intangible personal property, other than equipment.

The credit facility includes provisions, which, if not complied with, could require early payment by the Company. These include customary default events, such as failure to comply with financial covenants, insolvency events, non-payment of scheduled payments, acceleration of other financial obligations and change in control provisions. In addition, these provisions include an account obligor, whose accounts are more than 25 percent of all accounts of the Company over the previous 12-month period, canceling or failing to renew its contract with the Company and ceasing to recognize the Company as an approved provider of health care services, or the Company revoking the lending agent's control over its governmental lockbox accounts. The Company does not have any trigger events in the credit facility that are tied to changes in its credit rating or stock price. As of January 2, 2005, the Company was in compliance with these provisions.

The Company may be subject to workers compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The Company estimates the cost of both reported claims and claims incurred but not reported, up to specified deductible limits, based on its own specific historical claims experience and current enrollment statistics, industry statistics and other information. Such estimates and the resulting reserves are reviewed and updated periodically.

The Company is responsible for the cost of individual workers compensation claims and individual professional liability claims up to $500,000 per incident which occurred prior to March 15, 2002 and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers compensation program are guaranteed by letters of credit and segregated restricted cash balances.

Additional items that could impact the Company's liquidity are discussed under "Risk Factors" in Item 1 of this annual report on Form 10-K.

Capital Expenditures

The Company's capital expenditures from continuing operations for the fiscal year 2004 were $11.2 million, excluding equipment capitalized under capital lease obligations of $1.4 million, as compared to $8.8 million and $4.1 million for fiscal years 2003 and 2002, respectively. The Company intends to make investments and other expenditures to, among other things, upgrade its computer technology and system infrastructure and comply with regulatory changes in the industry. In this regard, management expects that capital expenditures will range between $12 million and $14 million for fiscal 2005. Management expects that the Company's capital expenditure needs will be met through operating cash flow and available cash reserves.

Cash Resources and Obligations

The Company had cash, cash equivalents, restricted cash and short-term investments of approximately $113.0 million as of January 2, 2005. The restricted cash of $22.0 million at January 2, 2005, relates to cash funds of $21.8 million that have been segregated in a trust account to provide collateral under the Company's insurance programs. The Company, at its option, may access the cash funds in the trust account by providing equivalent amounts of alternative security, including letters of credit and surety bonds. In addition, restricted cash includes $0.2 million on deposit to comply with New York state regulations requiring that one month of revenues generated under capitated agreements in the state be held in escrow. Interest on all restricted funds accrues to the Company.

The Company anticipates that repayments to Medicare for partial episode payments and prior year cost report settlements will be made periodically through 2005. These amounts are reflected as Medicare liabilities in the accompanying consolidated balance sheets.

The Company's Board of Directors has authorized stock repurchase programs under which the Company could repurchase and formally retire up to an aggregate of 4,500,000 shares of its outstanding common stock. The repurchases occur periodically in the open market or through privately negotiated transactions based on market conditions and other factors. During fiscal 2004, the Company repurchased 2,553,140 shares of its outstanding common stock at an average cost of $15.04 per share and a total cost of approximately $38.4 million. As of January 2, 2005, the Company had remaining authorization to repurchase an aggregate of 508,396 shares of its outstanding common stock. For the period from January 3, 2005 through March 4, 2005, the Company purchased 357,900 shares at an average cost of $15.98 per share and a total cost of approximately $5.7 million. See Note 8 to the Company's consolidated financial statements.

Contractual Obligations and Commercial Commitments

At January 2, 2005, the Company had no long-term debt. During fiscal 2004, the Company commenced implementation of a five-year capital lease for equipment. Under the terms of the lease, the Company capitalized the equipment at its fair market value of approximately $1.4 million, which approximates the present value of the minimum lease payments. Future minimum rental commitments for all non-cancelable leases and purchase obligations at January 2, 2005 are as follows (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$ -	$ -	$ -	$ -	$ -
Capital lease obligations	1,150	274	288	303	285
Operating lease obligations	50,525	17,022	21,834	8,339	3,330
Purchase obligations	-	-	-	-	-
Total	$ 51,675	$ 17,296	$ 22,122	$ 8,642	$ 3,615

The Company had total letters of credit outstanding under its credit facility of approximately $20.8 million at December 28, 2003 and $20.2 million at January 2, 2005. The letters of credit, which expire one year from date of issuance, are issued to guarantee payments under the Company's workers compensation program and for certain other commitments. The Company has the option to renew these letters of credit or set aside cash funds in a segregated account to satisfy the Company's obligations as further discussed in the "Liquidity and Capital Resources" section under the heading "Cash Resources and Obligations." The Company also had outstanding surety bonds of $1.0 million and $0.9 million at January 2, 2005 and December 28, 2003, respectively.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Management expects that the Company's working capital needs for fiscal 2005 will be met through operating cash flow and its existing cash balances. The Company may also consider other alternative uses of cash including, among other things, acquisitions, additional share repurchases and cash dividends. These uses of cash would require the approval of the Company's Board of Directors and may require the approval of its lender. If cash flows from operations, cash resources or availability under the credit facility fall below expectations, the Company may be forced to delay planned capital expenditures, reduce operating expenses, seek additional financing or consider alternatives designed to enhance liquidity.

Litigation and Government Matters

The Company is a party to certain legal actions and government investigations. See Item 3. "Legal Proceedings" and Note 9 to the Company's consolidated financial statements.

Settlement Issues

PRRB Appeal

As further described in the Critical Accounting Policies section in Note 2 to the Company's consolidated financial statements, the Company's annual cost reports, which were filed with CMS, were subject to audit by the fiscal intermediary engaged by CMS. In connection with the audit of the Company's 1997 cost reports, the Medicare fiscal intermediary made certain audit adjustments related to the methodology used by the Company to allocate a portion of its residual overhead costs. The Company filed cost reports for years subsequent to 1997 using the fiscal intermediary's methodology. The Company believed its methodology used to allocate such overhead costs was accurate and consistent with past practice accepted by the fiscal intermediary; as such, the Company filed appeals with the Provider Reimbursement Review Board ("PRRB") concerning this issue with respect to cost reports for the years 1997, 1998 and 1999. The Company's consolidated financial statements for the years 1997, 1998 and 1999 had reflected use of the methodology mandated by the fiscal intermediary.

In June 2003, the Company and its Medicare fiscal intermediary signed an Administrative Resolution relating to the issues covered by the appeals pending before the PRRB. Under the terms of the Administrative Resolution, the fiscal intermediary agreed to reopen and adjust the Company's cost reports for the years 1997, 1998 and 1999 using a modified version of the methodology used by the Company prior to 1997. This modified methodology will also be applied to cost reports for the year 2000, which are currently under audit. The Administrative Resolution required that the process to (i) reopen all 1997 cost reports, (ii) determine the adjustments to allowable costs through the issuance of Notices of Program Reimbursement and (iii) make appropriate payments to the Company, be completed in early 2004. Cost reports relating to years subsequent to 1997 were to be reopened after the process for the 1997 cost reports was completed.

In February 2004, the fiscal intermediary notified the Company that it had completed the reopening of all 1997 cost reports and determined that the adjustment to allowable costs for that year was approximately $9 million. The Company received the funds and recorded the adjustment of $9.0 million as net revenues during fiscal 2004.

During the third quarter of fiscal 2004, the fiscal intermediary notified the Company that it had completed the reopening of all 1998 cost reports and determined that the adjustment to allowable costs for that year was $1.4 million. The Company received the funds and recorded the adjustment of $1.4 million as net revenues during fiscal 2004.

Although the Company believes that it will likely recover additional funds as a result of applying the modified methodology discussed above to cost reports subsequent to 1998, the settlement amounts cannot be specifically determined until the reopening or audit of each year's cost reports is completed. The Company expects the 1999 cost reports to be reopened and completed during 2005. It is likely that future recoveries for the 1999 year resulting from the application of the modified methodology required by the Administrative Resolution will be significantly less than the 1997 settlement but greater than the 1998 settlement. The timeframe for resolving all items relating to the 2000 cost reports cannot be determined at this time.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure and amendment of Financial Accounting Standards Board ("FASB") Statement No. 123" ("SFAS 148") encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. In addition, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company has chosen to adopt the disclosure-only provisions of SFAS 148 and continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under this approach, the imputed cost of stock option grants and discounts offered under the Company's Employee Stock Purchase Plan ("ESPP") is disclosed, based on the vesting provisions of the individual grants, but not charged to expense.

The Company has several stock ownership and compensation plans, which are described more fully in Note 11 to the consolidated financial statements. The following table presents net income (loss) and basic and diluted earnings (loss) per common share, had the Company elected to recognize compensation cost based on the fair value at the grant dates for stock option awards and discounts granted for stock purchases under the Company's ESPP, consistent with the method prescribed by SFAS 123, as amended by SFAS 148 (in thousands, except per share amounts):

	Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
Net income (loss) - as reported	$ 26,488	$ 56,766	$ (49,033)
Add: Stock-based employee compensation expense included in reported net income, net of tax	-	-	13,160
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(2,442)	(1,575)	(5,022)
Net income (loss) - pro forma	$ 24,046	$ 55,191	$ (40,895)
Basic income (loss) per share - as reported	$ 1.07	$ 2.16	$ (1.87)
Basic income (loss) per share - pro forma	$ 0.97	$ 2.10	$ (1.56)
Diluted income (loss) per share - as reported	$ 1.00	$ 2.07	$ (1.87)
Diluted income (loss) per share - pro forma	$ 0.91	$ 2.01	$ (1.56)

Goodwill and Other Intangible Assets ("SFAS 142")

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment and an impairment charge is recorded in the periods in which the recorded carrying value of goodwill and certain intangibles is more than its estimated fair value. The Company adopted SFAS 142 as of the beginning of fiscal 2002. The provisions of SFAS 142 require that a transitional impairment test be performed as of the beginning of the year the statement is adopted.

Based on the results of the transitional impairment tests, the Company determined that an impairment loss relating to goodwill had occurred and recorded a non-cash charge of $187.1 million, net of a deferred tax benefit of $30.2 million, as a cumulative effect of an accounting change in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002. The deferred tax benefit was recorded by eliminating a deferred tax liability of $26.8 million and recording a deferred tax asset of approximately $39 million, offset by an increase in the tax valuation allowance by the same amount. During fiscal 2002, the Company also recorded a tax benefit of approximately $3.4 million relating to tax deductible goodwill. See Note 12 to the consolidated financial statements.

The provisions of SFAS 142 also require that a goodwill impairment test be performed annually or on the occasion of other events that indicate a potential impairment. The annual impairment test of goodwill was performed and indicated that there was no impairment of goodwill as of January 2, 2005. Goodwill amounting to $1.2 million was included in Other Assets in the accompanying consolidated balance sheets as of January 2, 2005 and December 28, 2003.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment" ("SFAS 123(R)"). This statement replaces SFAS 123, and supersedes APB 25. SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005, which for the Company is the third quarter of fiscal 2005. Management estimates that the adoption of SFAS 123(R) will reduce earnings between $0.06 and $0.08 per diluted share in the second half of fiscal 2005.

In April 2004, the Emerging Issues Task Force ("EITF") of the FASB approved EITF Issue 03-06, "Participating Securities and the Two-Class Method under FAS 128." EITF Issue 03-06 supersedes the guidance in Topic No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share," and requires the use of the two-class method for participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-06 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock based compensation subject to the provisions of APB 25 and SFAS 123. EITF Issue 03-06 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. The adoption of EITF Issue 03-06 did not have a material impact on the Company's consolidated financial statements.

Impact of Inflation

The Company does not believe that the general level of inflation has had a material impact on its results of operations during the past three fiscal years.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most critical estimates relate to revenue recognition, the collectibility of accounts receivable and related reserves, the cost of claims incurred but not reported, obligations under workers compensation, professional liability and employee health and welfare insurance programs and Medicare settlement issues. A description of the critical accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Revenue Recognition

Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party.

Under capitated arrangements with certain managed care customers, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangement. Net revenues generated under capitated agreements were approximately 12 percent, 16 percent, and 16 percent of total net revenues for fiscal 2004, 2003, and 2002, respectively.

Under the Prospective Payment System ("PPS") for Medicare reimbursement, net revenues are recorded based on a reimbursement rate which varies based on the severity of the patient's condition, service needs and certain other factors; revenue is recognized ratably over the period in which services are provided. Revenue is subject to adjustment during this period if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60 day episodic period. Medicare billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recognized under the Medicare program is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the appropriateness of the clinical assessment of each patient at the time of certification and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, have significant changes in condition or are subject to certain other factors during the episode. Deferred revenue of approximately $5.5 million and $5.2 million relating to the Medicare PPS program was included in other accrued expenses in the consolidated balance sheets as of January 2, 2005 and December 28, 2003, respectively.

Revenue adjustments result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payer and other reasons unrelated to credit risk. Revenue adjustments are deducted from gross accounts receivable. These revenue adjustments are based on significant assumptions and judgments which are determined by Company management based on historical trends. Third party settlements resulting in recoveries are recognized as net revenues in the period in which the funds are received.

Collectibility of Accounts Receivable

The process for estimating the ultimate collection of receivables, particularly with respect to fee-for-service arrangements, involves significant assumptions and judgments. In this regard, the Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. Historical collection and payer reimbursement experience is an integral part of the estimation process related to determining the allowance for doubtful accounts. In addition, the Company assesses the current state of its billing functions in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts which is reflected in selling, general and administrative expenses in the consolidated statements of operations. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in collection, reimbursement experience and billing functions.

Cost of Claims Incurred But Not Reported

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with certain managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The estimate of cost of claims incurred but not reported involves significant assumptions and judgments which relate to and may vary depending on the services authorized at each of the Company's regional coordination centers, historical patterns of service utilization and payment trends. These assumptions and judgments are evaluated on a quarterly basis and changes in estimated liabilities for costs of claims incurred but not reported are determined based on such evaluation.

Obligations under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers compensation and professional liability and employee health and welfare.

The Company may be subject to workers compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's own home health specific historical claims experience, current enrollment statistics and other information. Such estimates and the resulting reserves are reviewed and updated periodically.

For the fiscal year ended December 29, 2002, the Company recorded a special charge of $6.3 million relating primarily to a refinement in the estimation process used to determine the Company's actuarially computed workers compensation and professional liability reserves. Management believes that, as a result of this refinement, sufficient data exists to allow the Company to more heavily rely on its own home health specific historical claims experience in determining the Company's estimates of workers compensation and professional liability reserves. Previously the Company utilized insurance industry actuarial information, as well as the Company's historical claims experience in developing reserve estimates.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers compensation claims and individual professional liability claims up to $500,000 per incident which occurred prior to March 15, 2002 and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers compensation program are guaranteed by letters of credit and segregated restricted cash balances. As of January 2, 2005, the Company has segregated cash funds of $21.8 million as collateral under the Company's workers compensation program. Interest on the funds in the trust account accrues to the Company.

The Company, at its option, may terminate the trust agreement by providing equivalent amounts of alternative security allowed under the program, including letters of credit and surety bonds. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

Medicare Settlement Issues

Prior to October 1, 2000, reimbursement of Medicare home care nursing services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with the CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves are sufficient, it is possible that adjustments resulting from such audits could result in adjustments to the consolidated financial statements that exceed established reserves.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company had no interest rate exposure on fixed rate debt or other market risk at January 2, 2005.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and financial statement schedule set forth in Part IV, Item 15 (a) (1) and (2) of this report are incorporated by reference into this Item 8.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no such changes or disagreements.

Item 9A. Controls and Procedures

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to include in this annual report on Form 10-K a report on management's assessment of the effectiveness of the Company's internal control over financial reporting, as well as an attestation report from the Company's independent registered public accounting firm on management's assessment of the effectiveness of the Company's internal control over financial reporting. Management's Report on Internal Control over Financial Reporting and the related attestation report from the Company's independent registered public accounting firm are located on pages F-2 and F-3 - F-4, respectively, of this annual report on Form 10-K and are incorporated herein by reference.

Evaluation of disclosure controls and procedures.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 ("Exchange Act") Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of the end of such period to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in internal control over financial reporting.

As required by the Exchange Act Rule 13a-15(d), the Company's Chief Executive Officer and Chief Financial Officer evaluated the Company's internal control over financial reporting to determine whether any change occurred during the quarter ended January 2, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, there has been no such change during such quarter.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information required by this item regarding the directors of the Company is incorporated herein by reference to information under the captions "Proposal 1 Election of Directors" and "Board of Directors and Committees" to be contained in the Company's Proxy Statement to be filed with the SEC with regard to the Company's 2005 Annual Meeting of Shareholders ("2005 Proxy Statement"). See also the information regarding executive officers of the Company at the end of PART I hereof, which is incorporated herein by reference.

Certain other information required by this item is incorporated herein by reference to information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" to be contained in the Company's 2005 Proxy Statement.

The Company has adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to the Company's Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer or Controller. A copy of the Code of Ethics is posted on its Internet website www.gentiva.com under the "Investor Relations" section. In the event that the Company makes any amendment to, or grants any waiver from, a provision of the Code of Ethics that requires disclosure under applicable SEC rules, the Company intends to disclose such amendment or waiver on its website.

Item 11. Executive Compensation

Information required by this item concerning executive compensation and compensation of directors is incorporated herein by reference to information under the captions "Executive Compensation" and "Board of Directors and Committees," respectively, to be contained in the Company's 2005 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item regarding the security ownership of certain beneficial owners and management of the Company is incorporated herein by reference to information under the caption "Security Ownership of Certain Beneficial Owners and Management" to be contained in the Company's 2005 Proxy Statement.

Certain other information required by this item regarding securities authorized for issuance under the Company's equity compensation plans is incorporated herein by reference to information under the caption "Equity Compensation Plan Information" to be contained in the Company's 2005 Proxy Statement.

Item 13. Certain Relationships and Related Transactions

There are no such relationships or transactions.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is incorporated herein by reference to information under the caption "Proposal 2 Appointment of Independent Auditors" to be contained in the Company's 2005 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

(a)(2) Financial Statement Schedule

(a)(3) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Company (1)
3.2	Certificate of Correction to Certificate of Incorporation, filed with the Delaware Secretary of State on July 1, 2002 (2)
3.3	Amended and Restated By-Laws of Company (2)
4.1	Specimen of common stock (4)
4.2	Form of Certificate of Designation of Series A Junior Participating Preferred Stock (1)
4.3	Form of Certificate of Designation of Series A Cumulative Non-Voting Redeemable Preferred Stock (3)
10.1	Separation Agreement dated August 17, 1999 among Olsten Corporation, Aaronco Corp. and Adecco SA (1)
10.2	Omnibus Amendment No. 1 dated October 7, 1999 by and among Olsten Corporation, Aaronco Corp., Adecco SA and Olsten Health Services Holding Corp. (1)
10.3	Omnibus Amendment No. 2 dated January 18, 2000 by and among Olsten Corporation, Adecco SA, Olsten Health Services Holding Corp., the Company and Staffing Acquisition Corporation (1)
10.4	Form of Rights Agreement dated March 2, 2000 between the Company and EquiServe Trust Company, N.A., as rights agent (3)
10.5	Company's Executive Officers Bonus Plan (1)*
10.6	Company's 1999 Stock Incentive Plan (5)*
10.7	Company's 2004 Equity Incentive Plan (6)*
10.8	Company's Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of January 1, 2004 (7)*
10.9	Company's Employee Stock Purchase Plan (1)*
10.10	Company's Nonqualified Retirement and Savings Plan and First, Second, Third and Fourth Amendments thereto (7)*
10.11	Form of Change in Control Agreement with each of Vernon A. Perry, Jr., John R. Potapchuk, Robert Creamer and Mary Morrisey Gabriel (2)* (the Change in Control Agreements are identical in substance for each of the named officers, except that the Change in Control Agreements for Messrs. Perry, Potapchuk and Creamer provide in paragraphs 4(ii) and 4(iii), respectively, for a multiple of "two" in calculating a payment under each officer's Agreement and for up to two years of continued employee benefits and the Change in Control Agreement for Mary Morrisey Gabriel provides in paragraphs 4(ii) and 4(iii), respectively, for a multiple of "one" in calculating a payment under her Agreement and for up to one year of continued employee benefits)

Exhibit Number	Description
10.12	Form of Severance Agreement with each of Vernon A. Perry, Jr., John R. Potapchuk, Robert Creamer and Mary Morrisey Gabriel (2)* (the Severance Agreements are identical in substance for each of the named officers, except that the Severance Agreements for Messrs. Perry, Potapchuk and Creamer provide in paragraph 1 for payments of 18 months of severance and the Severance Agreement for Ms. Morrisey Gabriel provides in paragraph 1 for the payment of 12 months of severance)
10.13	Employment Agreement dated as of March 22, 2004 with Ronald A. Malone (8)*
10.14	Change in Control Agreement dated as of March 22, 2004 with Ronald A. Malone (8)*
10.15	Forms of Notices and Agreements covering awards of stock options and restricted stock under Company's 2004 Equity Incentive Plan (9)*
10.16	Summary Sheet of Company compensation to non-employee directors, effective January 1, 2004 +*
10.17	Performance goals and criteria for 2005 set under Company's Executive Officers Bonus Plan (10)*
10.18	Loan and Security Agreement dated June 13, 2002 by and between Fleet Capital Corporation, as Administrative Agent, on behalf of the lenders named therein, Fleet Securities, Inc., as Arranger, Gentiva Health Services, Inc., Gentiva Health Services Holding Corp. and the subsidiaries named therein (11)
10.19	First Amendment and Consent Agreement dated August 7, 2003 to Loan and Security Agreement dated June 13, 2002 by and between Fleet Capital Corporation, as Administrative Agent on behalf of the lenders named therein, Fleet Securities, Inc., as Arranger, Gentiva Health Services, Inc., Gentiva Health Services Holding Corp. and the subsidiaries named therein (12)
10.20	Second Amendment dated November 26, 2003 to Loan and Security Agreement dated June 13, 2002 by and between Fleet Capital Corporation, as Administrative Agent on behalf of the lenders named therein, Fleet Securities, Inc., as Arranger, Gentiva Health Services, Inc., Gentiva Health Services Holding Corp. and the subsidiaries named therein (7)
10.21	Third Amendment and Joinder dated February 25, 2004 to Loan and Security Agreement dated June 13, 2002 by and between Fleet Capital Corporation, as Administrative Agent on behalf of the lenders named therein, Fleet Securities, Inc., as Arranger, Gentiva Health Services, Inc., Gentiva Health Services Holding Corp. and the subsidiaries named therein (7)
10.22	Fourth Amendment dated May 26, 2004 to Loan and Security Agreement dated June 13, 2002 by and between Fleet Capital Corporation, as Administrative Agent on behalf of the lenders named therein, Fleet Securities, Inc., as Arranger, Gentiva Health Services, Inc., Gentiva Health Services Holding Corp. and the subsidiaries named therein (13)
10.23	Asset Purchase Agreement dated as of January 2, 2002 by and between Accredo Health, Incorporated, the Company and the Sellers named therein (14)
10.24	Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (7) (confidential treatment requested as to portions of this document)

Exhibit Number	Description
10.25	Amendment dated January 1, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 + (confidential treatment requested as to portions of this document)
10.26	Consulting Agreement dated as of July 1, 2002 between Gail R. Wilensky and Gentiva Health Services (USA), Inc. (15)*
10.27	Amendment dated August 7, 2003 to Consulting Agreement dated as of July 1, 2002 between Gail R. Wilensky and Gentiva Health Services (USA), Inc. (12)*
21.	List of Subsidiaries of Company +
23.	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm +
31.1	Certification of Chief Executive Officer dated March 17, 2005 pursuant to Rule 13a-14(a) +
31.2	Certification of Chief Financial Officer dated March 17, 2005 pursuant to Rule 13a-14(a) +
32.1	Certification of Chief Executive Officer dated March 17, 2005 pursuant to 18 U.S.C. Section 1350 +
32.2	Certification of Chief Financial Officer dated March 17, 2005 pursuant to 18 U.S.C. Section 1350 +

---

(1) Incorporated herein by reference to Amendment No. 2 to the Registration Statement of Company on Form S-4 dated January 19, 2000 (File No. 333-88663).

(2) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended June 30, 2002.

(3) Incorporated herein by reference to Amendment No. 3 to the Registration Statement of Company on Form S-4 dated February 4, 2000 (File No. 333-88663).

(4) Incorporated herein by reference to Amendment No. 4 to the Registration Statement of Company on Form S-4 dated February 9, 2000 (File No. 333-88663).

(5) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended January 2, 2000.

(6) Incorporated herein by reference to Appendix B to definitive Proxy Statement of Company dated April 8, 2004.

(7) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 28, 2003.

(8) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended March 28, 2004.

(9) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended September 26, 2004.

(10) Incorporated herein by reference to Form 8-K of Company dated February 23, 2005 and filed March 1, 2005.

(11) Incorporated herein by reference to Form 8-K of Company dated June 13, 2002 and filed June 21, 2002.

(12) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended September 28, 2003.

(13) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended June 27, 2004.

(14) Incorporated herein by reference to definitive Proxy Statement of Company dated May 10, 2002.

(15) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended March 30, 2003.

* Management contract or compensatory plan or arrangement

\+ Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIVA HEALTH SERVICES, INC.

Date: March 17, 2005

By: /s/ Ronald A. Malone
Ronald A. Malone
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 17, 2005	By: /s/ Ronald A. Malone Ronald A. Malone Chief Executive Officer and Chairman of the Board and Director (Principal Executive Officer)
Date: March 17, 2005	By: /s/ John R. Potapchuk John R. Potapchuk Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
Date: March 17, 2005	By: /s/ Edward A. Blechschmidt Edward A. Blechschmidt Director
Date: March 17, 2005	By: /s/ Victor F. Ganzi Victor F. Ganzi Director
Date: March 17, 2005	By: /s/ Stuart R. Levine Stuart R. Levine Director
Date: March 17, 2005	By: /s/ Mary O'Neil Mundinger Mary O'Neil Mundinger Director
Date: March 17, 2005	By: /s/ Stuart Olsten Stuart Olsten Director
Date: March 17, 2005	By: /s/ Raymond S. Troubh Raymond S. Troubh Director
Date: March 17, 2005	By: /s/ Josh S. Weston Josh S. Weston Director
Date: March 17, 2005	By: /s/ Gail R. Wilensky Gail R. Wilensky Director

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee comprised of three independent directors. The Audit Committee meets at least quarterly with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 2, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of January 2, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Gentiva Health Services, Inc. and Subsidiaries:

We have completed an integrated audit of Gentiva Health Services, Inc. and Subsidiaries (the "Company") fiscal 2004 consolidated financial statements and of their internal control over financial reporting as of January 2, 2005 and audits of their fiscal 2003 and fiscal 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated financial statements listed in the index appearing under item 15(a)(1) of the Form 10-K present fairly, in all material respects, the financial position of the Company at January 2, 2005 and December 28, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) of the Form 10-K presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which changed the method of accounting for goodwill and other intangibles assets effective December 31, 2001.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 2, 2005 based on criteria established in

PRICEWATERHOUSECOOPERS

Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Stamford, Connecticut
March 15, 2005

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	January 2, 2005	December 28, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,910	$ 75,688
Restricted cash	22,014	21,750
Short-term investments	81,100	20,000
Receivables, less allowance for doubtful accounts of $7,040 and $7,936 at fiscal year end 2004 and 2003, respectively	132,002	132,998
Deferred tax assets	23,861	26,464
Prepaid expenses and other current assets	6,057	6,524
Total current assets	274,944	283,424
Fixed assets, net	19,687	15,135
Deferred tax assets, net	21,233	28,025
Other assets	16,234	15,929
Total assets	$ 332,098	$ 342,513
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,896	$ 23,504
Payroll and related taxes	9,356	12,932
Medicare liabilities	9,949	12,736
Cost of claims incurred but not reported	27,361	28,525
Obligations under insurance programs	34,660	37,200
Other accrued expenses	31,117	32,230
Total current liabilities	138,339	147,127
Other liabilities	21,819	18,207
Shareholders' equity:		
Common stock, $.10 par value; authorized 100,000,000 shares; issued and outstanding 23,722,408 and 25,598,301 shares, at fiscal year end 2004 and 2003, respectively	2,372	2,560
Additional paid-in capital	238,929	270,468
Accumulated deficit	(69,361)	(95,849)
Total shareholders' equity	171,940	177,179
Total liabilities and shareholders' equity	$ 332,098	$ 342,513

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
Net revenues	$ 845,764	$ 814,029	$ 768,501
Cost of services sold	521,835	531,987	520,901
Gross profit	323,929	282,042	247,600
Selling, general and administrative expenses	(278,342)	(252,334)	(276,355)
Depreciation and amortization	(7,329)	(6,851)	(7,185)
Operating income (loss)	38,258	22,857	(35,940)
Gain on sale of Canadian investment	946	-	-
Interest income, net	977	441	834
Income (loss) from continuing operations before income taxes	40,181	23,298	(35,106)
Income tax (expense) benefit	(13,693)	33,468	(18,437)
Income (loss) from continuing operations	26,488	56,766	(53,543)
Discontinued operations, net of tax	-	-	191,578
Income before cumulative effect of accounting change	26,488	56,766	138,035
Cumulative effect of accounting change, net of tax	-	-	(187,068)
Net income (loss)	$ 26,488	$ 56,766	$ (49,033)
Basic earnings per share:			
Income (loss) from continuing operations	$ 1.07	$ 2.16	$ (2.05)
Discontinued operations, net of tax	-	-	7.32
Cumulative effect of accounting change, net of tax	-	-	(7.14)
Net income (loss)	$ 1.07	$ 2.16	$ (1.87)
Weighted average shares outstanding	24,724	26,262	26,183
Diluted earnings per share:			
Income (loss) from continuing operations	$ 1.00	$ 2.07	$ (2.05)
Discontinued operations, net of tax	-	-	7.32
Cumulative effect of accounting change, net of tax	-	-	(7.14)
Net income (loss)	$ 1.00	$ 2.07	$ (1.87)
Weighted average shares outstanding	26,365	27,439	26,183

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE YEARS ENDED JANUARY 2, 2005
(In thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 30, 2001	25,638,794	$ 2,564	$ 722,725	$ (103,582)	$ 621,707
Comprehensive loss:					
Net loss	-	-	-	(49,033)	(49,033)
Dividends paid ($17.75 per share)	-	-	(466,597)	-	(466,597)
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	746,416	75	6,896	-	6,971
Balance at December 29, 2002	26,385,210	$ 2,639	$ 263,024	$ (152,615)	$ 113,048
Comprehensive income:					
Net Income	-	-	-	56,766	56,766
Income tax benefits associated with stock-based compensation	-	-	19,454	-	19,454
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	651,555	65	2,271	-	2,336
Repurchase of common stock at cost	(1,438,464)	(144)	(14,281)	-	(14,425)
Balance at December 28, 2003	25,598,301	$ 2,560	$ 270,468	$ (95,849)	$ 177,179
Comprehensive income:					
Net Income	-	-	-	26,488	26,488
Income tax benefits associated with the exercise of non-qualified stock options	-	-	1,535	-	1,535
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	677,247	68	5,072	-	5,140
Repurchase of common stock at cost	(2,553,140)	(256)	(38,146)	-	(38,402)
Balance at January 2, 2005	23,722,408	$ 2,372	$ 238,929	$ (69,361)	$ 171,940

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
OPERATING ACTIVITIES:			
Net income (loss)	$ 26,488	$ 56,766	$ (49,033)
Adjustments to reconcile net income (loss) to net cash *provided by operating activities*			
Income from discontinued operations	-	-	(191,578)
Cumulative effect of accounting change	-	-	187,068
Depreciation and amortization	7,329	6,851	7,185
Provision for doubtful accounts	6,722	7,684	4,936
Gain on sale of Canadian investment	(946)	-	-
Loss (gain) on disposal / writedown of fixed assets	1,361	(209)	951
Stock option tender offer	-	-	21,388
Deferred income tax (benefit) expense	9,114	(35,035)	12,837
Changes in assets and liabilities, net of acquisitions/divestitures			
Accounts receivable	(5,726)	(15,604)	10,281
Prepaid expenses and other current assets	25	3,048	7,825
Current liabilities	(10,372)	7,065	6,393
Change in net assets held for sale	-	-	3,300
Other, net	858	137	(3,024)
Net cash provided by operating activities	34,853	30,703	18,529
INVESTING ACTIVITIES:			
Purchase of fixed assets - continuing operations	(12,593)	(8,777)	(4,116)
Purchase of fixed assets - discontinued operations	-	-	(2,121)
Proceeds from sale of assets / business	4,123	200	206,564
Acquisition of businesses	-	(1,300)	-
Purchase of short-term investments available-for-sale	(145,950)	(10,000)	-
Maturities of short-term investments available-for-sale	84,850	-	-
Purchase of short-term investments	(10,000)	(24,900)	-
Maturities of short-term investments	10,000	14,935	-
(Deposits into) withdrawals from restricted cash	(264)	(21,750)	35,164
Net cash (used in) provided by investing activities	(69,834)	(51,592)	235,491
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	6,675	2,336	6,971
Change in book overdrafts	1,223	7,425	-
Repurchases of common stock	(38,402)	(14,425)	-
Repayment of capital lease obligations	(293)	-	-
Debt issuance costs	-	-	(1,321)
Cash distribution to shareholders	-	-	(203,983)
Payments for stock option tender	-	-	(21,388)
Advance paid to Medicare program	-	-	(5,038)
Net cash used in financing activities	(30,797)	(4,664)	(224,759)
Net change in cash and cash equivalents	(65,778)	(25,553)	29,261
Cash and cash equivalents at beginning of period	75,688	101,241	71,980
Cash and cash equivalents at end of period	$ 9,910	$ 75,688	$ 101,241

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES

For fiscal year 2004, deferred tax benefits associated with stock compensation deductions of $1.5 million have been credited to shareholders' equity.

For fiscal year 2003, in connection with the reversal of the valuation allowance, deferred tax benefits associated with stock compensation deductions of $19.5 million have been credited to shareholders' equity.

For fiscal year 2002, in connection with the sale of the Company's Specialty Pharmaceutical Services business on June 13, 2002, the Company received 5,060,976 shares of common stock of Accredo Health, Incorporated, which were subsequently distributed to the Company's shareholders.

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation

Gentiva Health Services, Inc. ("Gentiva" or the "Company") provides comprehensive home health services throughout most of the United States. Gentiva was incorporated in the state of Delaware on August 6, 1999 and became an independent publicly owned company on March 15, 2000, when the common stock of the Company was issued to the stockholders of Olsten Corporation ("Olsten"), the former parent corporation of the Company (the "Split-Off"). Continuing operations for all periods presented comprise the operating results of the home health services business, including, for fiscal 2002, restructuring and other special charges as described in Note 4.

On June 13, 2002, the Company sold substantially all of the assets of its specialty pharmaceutical services ("SPS") business to Accredo Health, Incorporated ("Accredo") and issued a special dividend to its shareholders as further described in Note 3. The operating results of the SPS business through the closing date of the sale to Accredo, including corporate expenses directly attributable to SPS operations, restructuring and special charges related to the SPS business, as well as the gain on the sale, net of transaction costs and related income taxes, are reflected as discontinued operations in the accompanying consolidated statement of operations for fiscal 2002.

The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as of the beginning of fiscal 2002. In connection with this adoption, the Company recorded a non-cash charge, net of taxes, as a cumulative effect of accounting change in the accompanying consolidated statement of operations in fiscal 2002 as described in Note 2.

Note 2. Summary of Critical and Other Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company's fiscal year ends on the Sunday nearest to December 31st, which was January 2, 2005 for fiscal 2004, December 28, 2003 for fiscal 2003 and December 29, 2002 for fiscal 2002. The Company's fiscal year 2004 includes 53 weeks compared to fiscal years 2003 and 2002 which include 52 weeks.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most critical estimates relate to revenue recognition, the collectibility of accounts receivable and related reserves, the cost of claims incurred but not reported, obligations under workers compensation, professional liability and employee health and welfare insurance programs and Medicare settlement issues.

A description of the critical and other significant accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Critical Accounting Policies

Revenue Recognition

Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party.

Under capitated arrangements with certain managed care customers, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangement. Net revenues generated under capitated agreements were approximately 12 percent, 16 percent, and 16 percent of total net revenues for fiscal 2004, 2003, 2002, respectively.

Under the Prospective Payment System ("PPS") for Medicare reimbursement, net revenues are recorded based on a reimbursement rate which varies based on the severity of the patient's condition, service needs and certain other factors; revenue is recognized ratably over the period in which services are provided. Revenue is subject to adjustment during this period if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60 day episodic period. Medicare billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recognized under the Medicare program is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the appropriateness of the clinical assessment of each patient at the time of certification and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, have significant changes in condition or are subject to certain other factors during the episode. Deferred revenue of approximately $5.5 million and $5.2 million relating to the Medicare PPS program was included in other accrued expenses in the consolidated balance sheets as of January 2, 2005 and December 28, 2003, respectively.

Revenue adjustments result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payer and other reasons unrelated to credit risk. Revenue adjustments are deducted from gross accounts receivable. These revenue adjustments are based on significant assumptions and judgments which are determined by Company management based on historical trends. Third party settlements resulting in recoveries are recognized as net revenues in the period in which the funds are received.

Net revenues attributable to major payer sources of reimbursement are as follows:

	2004	2003	2002
Medicare	27%	22%	21%
Medicaid and Local Government	18	20	22
Commercial Insurance and Other	55	58	57
	100%	100%	100%

The Company is party to a contract with CIGNA Health Corporation ("Cigna"), pursuant to which the Company provides or contracts with third party providers to provide home nursing services, acute and chronic infusion therapies, durable medical equipment, and respiratory products and services to patients insured by Cigna. For fiscal years 2004, 2003 and 2002, Cigna accounted for approximately 31 percent, 36 percent and 38 percent, respectively, of the Company's total net revenues. The Company extended its relationship with Cigna by entering into a new national home health care contract effective January 1, 2004, as amended, with the new contract expiring on December 31, 2006. No other commercial payer accounts for 10 percent or more of the Company's net revenues.

Collectibility of Accounts Receivable

The process for estimating the ultimate collection of receivables, particularly with respect to fee-for-service arrangements, involves significant assumptions and judgments. In this regard, the Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. Historical collection and payer reimbursement experience is an integral part of the estimation process related to determining the allowance for doubtful accounts. In addition, the Company assesses the current state of its billing functions in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts which is reflected in selling, general and administrative expenses in the consolidated statements of operations. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in collection, reimbursement experience and billing functions.

Cost of Claims Incurred But Not Reported

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with certain managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The estimate of cost of claims incurred but not reported involves significant assumptions and judgments which relate to and may vary depending on the services authorized at each of the Company's regional coordination centers, historical patterns of service utilization and payment trends. These assumptions and judgments are evaluated on a quarterly basis and changes in estimated liabilities for costs of claims incurred but not reported are determined based on such evaluation.

Obligations under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers compensation, professional liability and employee health and welfare.

The Company may be subject to workers compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's own home health specific historical claims experience, current enrollment statistics and other information. Such estimates and the resulting reserves are reviewed and updated periodically.

For the fiscal year ended December 29, 2002, the Company recorded a special charge of $6.3 million relating primarily to a refinement in the estimation process used to determine the Company's actuarially computed workers compensation and professional liability reserves. Management believes that, as a result of this refinement, sufficient data exists to allow the Company to more heavily rely on its own home health specific historical claims experience in determining the Company's estimates of workers compensation and professional liability reserves. Previously the Company utilized insurance industry actuarial information, as well as the Company's historical claims experience in developing reserve estimates.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers compensation claims and individual professional liability claims up to $500,000 per incident which occurred prior to March 15, 2002 and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers compensation program are guaranteed by letters of credit and segregated restricted cash balances.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

Medicare Settlement Issues

Prior to October 1, 2000, reimbursement of Medicare home care nursing services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with the Centers for Medicare and Medicaid Services ("CMS") and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary.

During fiscal 2004, the Company recorded a revenue adjustment of $1.0 million to reflect an estimated repayment to Medicare in connection with the services rendered to certain patients since the inception of PPS on October 1, 2000. In connection with the estimated repayment, CMS has determined that home care providers should have received lower reimbursements for certain services rendered to beneficiaries discharged from inpatient hospitals within fourteen days immediately preceding admission to home healthcare. As of January 2, 2005, Medicare has not finalized the amounts to be repaid for these items. Although management believes that established reserves, which are included in Medicare liabilities in the accompanying balance sheets, are sufficient, it is possible that adjustments resulting from such audits or the finalization of repayments to Medicare could result in adjustments to the consolidated financial statements that exceed established reserves.

Other Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash

The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. Restricted cash primarily represents segregated cash funds in a trust account designated as collateral under the Company's insurance programs. The Company, at its option, may access the cash funds in the trust account by providing equivalent amounts of alternative security. Interest on all restricted funds accrues to the Company. Included in cash and cash equivalents are amounts on deposit with financial institutions in excess of $100,000, which is the maximum amount insured by the Federal Deposit Insurance Corporation. Management believes that these financial institutions are viable entities and believes any risk of loss is remote.

Short-Term Investments

The Company's short-term investments consist primarily of AAA-rated auction rate securities and other debt securities with an original maturity of more than three months and less than one year on the acquisition date in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Investments in debt securities are classified by individual security into one of three separate categories: available-for-sale, held-to-maturity or trading.

Available-for-sale investments are carried on the balance sheet at fair value which for the Company approximates carrying value. Auction rate securities of $71.1 million and $10.0 million at January 2, 2005 and December 28, 2003, respectively, are classified as available-for-sale and are available to meet the Company's current operational needs and accordingly are classified as short-term investments. The interest rates on auction rate securities are reset to current interest rates periodically, typically 7, 14 and 28 days. Contractual maturities of the auction rate securities exceed ten years.

Debt securities which the Company has the intent and ability to hold to maturity are classified as "held-to-maturity" investments and are reported at amortized cost which approximates fair value. Held-to-maturity investments, which have contractual maturities of less than one year, consist of government agency bonds of $10 million at January 2, 2005 and December 28, 2003.

The Company has no investments classified as trading securities.

Fixed Assets

Fixed assets, including costs of Company developed software, are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the improvement.

Goodwill and Other Intangible Assets ("SFAS 142")

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment and an impairment charge is recorded in the periods in which the recorded carrying value of goodwill and certain intangibles is more than its estimated fair value. The Company adopted SFAS 142 as of the beginning of fiscal 2002. The provisions of SFAS 142 require that a transitional impairment test be performed as of the beginning of the year the statement is adopted.

Based on the results of the transitional impairment tests, the Company determined that an impairment loss relating to goodwill had occurred and recorded a non-cash charge of $187.1 million, net of a deferred tax benefit of $30.2 million, as cumulative effect of accounting change in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002. The deferred tax benefit was recorded by eliminating a deferred tax liability of $26.8 million and recording a deferred tax asset of approximately $39 million, offset by an increase in the tax valuation allowance by the same amount. During fiscal 2002, the Company also recorded a tax benefit of approximately $3.4 million relating to tax deductible goodwill. See Note 12 to the consolidated financial statements.

The provisions of SFAS 142 also require that a goodwill impairment test be performed annually or on the occasion of other events that indicate a potential impairment. The annual impairment test of goodwill was performed and indicated that there was no impairment of goodwill for the fiscal years 2004 and 2003. Goodwill amounting to $1.2 million was included in Other Assets in the accompanying consolidated balance sheets as of January 2, 2005 and December 28, 2003.

Accounting for Impairment and Disposal of Long-Lived Assets

The Company evaluates the possible impairment of its long-lived assets, including intangible assets which are amortized pursuant to the provisions of SFAS 142, under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Evaluation of possible impairment is based on the Company's ability to recover the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pretax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying amount of the asset.

Book Overdrafts

Book overdrafts, representing cash accounts with negative book balances for which there exists no legal right of offset with other accounts, are considered current liabilities. In this regard, book overdrafts of $8.6 million at January 2, 2005 and $7.4 million at December 28, 2003 were included in accounts payable in the accompanying consolidated balance sheets.

Stock-Based Compensation Plans

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" ("SFAS 148") encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. In addition, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company has chosen to adopt the disclosure-only provisions of SFAS 148 and continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations.

Under this approach, the imputed cost of stock option grants and discounts offered under the Company's Employee Stock Purchase Plan ("ESPP") is disclosed, based on the vesting provisions of the individual grants, but not charged to expense. See Recent Accounting Pronouncements and Note 11.

Earnings Per Share

Basic and diluted earnings (loss) per share for each period presented has been computed by dividing the net income (loss) by the weighted average number of shares outstanding for each respective period. The computations of the basic and diluted per share amounts for the Company's continuing operations were as follows (in thousands, except per share amounts):

	For the Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
Income (loss) from continuing operations	$ 26,488	$ 56,766	$ (53,543)
Basic weighted average common shares outstanding	24,724	26,262	26,183
Shares issuable upon the assumed exercise of stock options and in connection with the ESPP using the treasury stock method	1,641	1,177	-
Diluted weighted average common shares outstanding	26,365	27,439	26,183
Income (loss) from continuing operations per common share:			
Basic	$ 1.07	$ 2.16	$ (2.05)
Diluted	$ 1.00	$ 2.07	$ (2.05)

For fiscal year 2002, in accordance with SFAS No. 128 "Earnings Per Share," the number of common shares used in computing the diluted earnings (loss) per share for continuing operations was used for discontinued operations, cumulative effect of accounting change and net income (loss), even though the impact was antidilutive.

The computation of diluted earnings (loss) per share from continuing operations for fiscal year 2002 excluded an incremental 1,592,000 shares that would be issuable upon the assumed exercise of stock options and in connection with the ESPP using the treasury stock method, since their inclusion would be antidilutive on earnings.

Income Taxes

The Company uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical amounts.

The carrying amounts of the Company's cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and certain other current liabilities approximate fair value because of their short maturity.

Debt Issuance Costs

The Company amortizes deferred debt issuance costs over the term of its credit facility.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statements No. 13, and Technical Correction" ("SFAS 145"). SFAS 145 rescinded SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS 4"), SFAS No. 44 "Accounting for Intangible Assets of Motor Carriers" ("SFAS 44") and SFAS No. 64 "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 64") and amended SFAS No. 13 "Accounting for Leases" ("SFAS 13"). This statement updates, clarifies and simplifies existing accounting pronouncements. As a result of rescinding SFAS 4 and SFAS 64, the criteria in APB Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" will be used to determine whether gains and losses from extinguishment of debt receive extraordinary item treatment. The Company adopted SFAS 145, effective April 1, 2002. During the fiscal year ended December 29, 2002, the impact of this adoption resulted in the Company recognizing a write-off of approximately $1.5 million of deferred debt issuance costs associated with the terminated credit facility which is reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations and is further discussed in Note 4.

Reclassifications

Auction rate securities of $10 million, which were previously classified in cash and cash equivalents due to their liquidity and pricing reset feature, have been reflected as short-term investments in the consolidated balance sheet as of December 28, 2003. This reclassification had no impact on the Company's financial condition, results of operations or cash flows. Certain other reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment" ("SFAS 123(R)"). This statement replaces SFAS 123, and supersedes APB 25. SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005, which for the Company is the third quarter of fiscal 2005. Management estimates that the adoption of SFAS 123(R) will reduce earnings between $0.06 and $0.08 per diluted share in the second half of fiscal 2005.

In April 2004, the Emerging Issues Task Force ("EITF") of the FASB approved EITF Issue 03-06, "Participating Securities and the Two-Class Method under FAS 128." EITF Issue 03-06 supersedes the guidance in Topic No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share," and requires the use of the two-class method for participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-06 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock based compensation subject to the provisions of APB 25 and SFAS 123. EITF Issue 03-06 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. The adoption of EITF Issue 03-06 did not have a material impact on the Company's consolidated financial statements.

Note 3. Dispositions

Sale of Canadian Investment

On March 30, 2004, the Company sold its minority interest in a home care nursing services business in Canada. The business had been acquired as partial consideration for the sale of the Company's Canadian operations in the fourth quarter of fiscal 2000. In connection with the March 30, 2004 sale, the Company received cash proceeds of $4.1 million and recorded a gain on sale of approximately $0.9 million, which is reflected in the consolidated statement of operations for year ended January 2, 2005.

Sale of Specialty Pharmaceutical Services Business

On June 13, 2002, the Company consummated the sale of its SPS business to Accredo (the "SPS Sale"). The SPS Sale was effected pursuant to an asset purchase agreement (the "Asset Purchase Agreement") dated January 2, 2002, between Gentiva, Accredo and certain of Gentiva's subsidiaries named therein.

Pursuant to the terms of the Asset Purchase Agreement, Accredo acquired the SPS business in consideration for:

- the payment to the Company of a cash amount equal to $207.5 million (before a $0.9 million reduction resulting from a closing net book value adjustment); and
- 5,060,976 shares of Accredo common stock.

Based on the closing price of the Accredo common stock on June 13, 2002 ($51.89 per share), the value of the stock consideration was $262.6 million.

In connection with the SPS Sale, the Company's Board of Directors declared a dividend, payable to shareholders of record on June 13, 2002, of all the common stock consideration and substantially all the cash consideration received from Accredo. The cash consideration received by the Company before the closing net book value adjustment was $207.5 million; however, the amount distributed to the Company's shareholders was reduced by $3.5 million to $204 million as a holdback for income taxes the Company expected to incur on the proceeds received in excess of $460 million as detailed in the Company's proxy statement, dated May 10, 2002. The special dividend, which was delivered to the distribution agent on June 13, 2002 for payment to the Company's shareholders, resulted in shareholders of record on the record date receiving $7.76 in cash and 0.19253 shares of Accredo common stock (valued at $9.99 per share based on the June 13, 2002 closing price of $51.89 per share of Accredo common stock) for each share of Gentiva common stock held. The total value of the special dividend amounted to $17.75 per share. Cash was paid in lieu of fractional shares.

In connection with the SPS sale, the Company incurred $16.2 million in transaction costs which related to investment banking fees, legal and accounting costs, change in control and other employee related payments and miscellaneous other costs. SPS revenues and operating results for the fiscal 2002 period through the closing date of the sale were as follows (in thousands):

Net revenues	$ 323,319
Operating results of discontinued SPS business:	
Income before income taxes	$ 11,238
Income tax expense	(1,313)
Net income	9,925
Gain on disposal of SPS business, including transaction costs of $16.2 million for fiscal year 2002	205,355
Income tax expense	(23,702)
Gain on disposal, net of tax	181,653
Discontinued operations, net of tax	$ 191,578

Note 4. Restructuring and Other Special Charges

During fiscal 2002, the Company recorded restructuring and other special charges aggregating $46.1 million.

Fiscal 2002

Business Realignment Activities

The Company recorded charges of $6.8 million during the second quarter ended June 30, 2002 in connection with a restructuring plan. This plan included the closing and consolidation of seven field locations and the realignment and consolidation of certain corporate and administrative support functions due primarily to the sale of the Company's SPS business. These charges included employee severance of $0.9 million relating to the termination of 115 employees in field locations and certain corporate and administrative departments, and future lease payments and other associated costs of $5.9 million resulting principally from the consolidation of office space at the Company's corporate headquarters and a change in estimated future lease obligations and other costs in excess of sublease rentals relating to a lease for a subsidiary of the Company's former parent company which the Company agreed to assume in connection with its Split-Off in March 2000. These charges were reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002. The major components of the restructuring charges as well as the activity during fiscal years 2002, 2003 and 2004 were as follows (in thousands):

	Compensation and Severance Costs	Facility Lease and Other Costs	Total
Fiscal 2002 Charge	$ 920	$ 5,893	$ 6,813
Cash expenditures	(726)	(1,348)	(2,074)
Balance at December 29, 2002	194	4,545	4,739
Cash expenditures	(194)	(2,239)	(2,433)
Balance at December 28, 2003	-	$ 2,306	$ 2,306
Cash expenditures	-	(364)	(364)
Balance at January 2, 2005	-	$ 1,942	$ 1,942

The balance of unpaid charges, which will be paid over the remaining lease terms, was included in other accrued expenses in the consolidated balance sheets.

Option Tender Offer

During the second quarter ended June 30, 2002, the Company effected a cash tender offer for all outstanding options to purchase its common stock for an aggregate option purchase price not to exceed $25 million. In connection with this tender offer, the Company recorded a charge of $21.4 million during the second quarter of fiscal 2002, which is reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002.

Settlement Costs

The Company recorded a $7.7 million charge in the second quarter of fiscal 2002 to reflect settlement costs relating to the *Fredrickson v. Olsten Health Services Corp. and Olsten Corporation* lawsuit as well as estimated settlement costs related to government inquiries regarding cost reporting procedures concerning contracted nursing and home health aide costs (see Note 9). These costs are reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002.

Insurance Costs

The Company recorded a special charge of $6.3 million in the second quarter of fiscal 2002 related primarily to a refinement in the estimation process used to determine the Company's actuarially computed workers compensation and professional liability insurance reserves. This special charge is reflected in cost of services sold in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002.

Asset Writedowns and Other

The Company recorded charges of $3.8 million in the second quarter of fiscal 2002, consisting primarily of a write-down of inventory and other assets associated with home medical equipment used in the Company's nursing operations, and a write-off of deferred debt issuance costs associated with the terminated credit facility. The charges are reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations for the fiscal year ended December 29, 2002.

Note 5. Fixed Assets, Net

(in thousands)	Useful Lives	January 2, 2005	December 28, 2003
Computer equipment and software	3-5 Years	$ 48,122	$ 43,786
Furniture and fixtures	5 Years	22,664	20,031
Buildings and improvements	Lease Term	10,452	9,166
Machinery and equipment	5 Years	754	391
		81,992	73,374
Less accumulated depreciation		(62,305)	(58,239)
		$ 19,687	$ 15,135

Depreciation expense relating to continuing operations was approximately $7.3 million in fiscal 2004, $6.9 million in fiscal 2003 and $7.2 million in fiscal 2002.

During the fourth quarter of fiscal 2004, the Company recorded a writedown of approximately $1.4 million relating to purchased software for which it was determined there was minimal future value.

Note 6. Long-Term Debt

The Company's credit facility, as amended, as described below, provides up to $55 million in borrowings, including up to $40 million which is available for letters of credit. The Company may borrow up to a maximum of 80 percent of the net amount of eligible accounts receivable, as defined, less any reasonable and customary reserves, as defined, required by the lender.

At the Company's option, the interest rate on borrowings under the credit facility is based on the London Interbank Offered Rates (LIBOR) plus 3.0 percent or the lender's prime rate plus 1.0 percent. In addition, the Company is required to pay a fee equal to 2.25 percent per annum of the aggregate face amount of outstanding letters of credit. The Company is also subject to an unused line fee equal to 0.375 percent per annum of the average daily difference between the total revolving credit facility amount and the total outstanding borrowings and letters of credit. If the Company's trailing twelve month earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding certain restructuring costs and special charges, falls below $20 million, the applicable margins for LIBOR and prime rate borrowings will increase to 3.25 percent and 1.25 percent, respectively, and the letter of credit and unused line fees will increase to 2.5 percent and 0.50 percent, respectively. The higher margins and fees were in effect prior to June 1, 2003.

The credit facility, which expires in June 2006, includes certain covenants requiring the Company to maintain a minimum tangible net worth of $101.6 million, minimum EBITDA, as defined, and a minimum fixed charge coverage ratio, as defined. Other covenants in the credit facility include limitation on mergers, consolidations, acquisitions, indebtedness, liens, distributions including dividends, capital expenditures, stock repurchases and dispositions of assets and other limitations with respect to the Company's operations. On August 7, 2003 and May 26, 2004, the credit facility was amended to make covenants relating to acquisitions and stock repurchases less restrictive, provided that the Company maintains minimum excess aggregate liquidity, as defined in the amendment, equal to at least $60 million, and to allow for the disposition of certain assets.

The credit facility further provides that if the agreement is terminated for any reason, the Company must pay an early termination fee equal to $137,500 if the facility is terminated from June 13, 2004 to June 12, 2005. There is no fee for termination of the facility subsequent to June 12, 2005. Loans under the credit facility are collateralized by all of the Company's tangible and intangible personal property, other than equipment.

Total outstanding letters of credit were approximately $20.2 million at January 2, 2005 and $20.8 million at December 28, 2003. The letters of credit, which expire one year from date of issuance, were issued to guarantee payments under the Company's workers compensation program and for certain other commitments. There were no borrowings outstanding under the credit facility as of January 2, 2005. The Company also had outstanding surety bonds of $1.0 million and $0.9 million at January 2, 2005 and December 28, 2003, respectively.

The restricted cash of $22.0 million at January 2, 2005, relates to cash funds of $21.8 million that have been segregated in a trust account to provide collateral under the Company's insurance programs. The Company, at its option, may access the cash funds in the trust account by providing equivalent amounts of alternative security, including letters of credit and surety bonds. In addition, restricted cash includes $0.2 million on deposit to comply with New York state regulations requiring that one month of revenues generated under capitated agreements in the state be held in escrow. Interest on all restricted funds accrues to the Company.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Net interest income for fiscal years 2004, 2003 and 2002 was approximately $1.0 million, $0.4 million and $0.8 million, respectively. Net interest income represented interest income of approximately $2.0 million for fiscal 2004, $1.5 million for fiscal 2003 and $2.4 million for fiscal 2002, partially offset by fees relating to the revolving credit facility and outstanding letters of credit.

Note 7. Cumulative Preferred Stock

The Company's authorized capital stock includes 25,000,000 shares of preferred stock, $.01 par value, of which 1,000 shares have been designated Series A Cumulative Non-voting Redeemable Preferred Stock ("cumulative preferred stock"). On March 10, 2000, 100 shares of cumulative preferred stock were issued for proceeds of $100,000. Holders of the cumulative preferred stock were entitled to receive cumulative cash dividends at an annual rate of LIBOR plus 2 percent on the stated liquidation preference of $1,000 per share, payable quarterly in arrears out of assets legally available for payment of dividends. The shares of preferred stock that were issued on March 10, 2000 were redeemed on June 12, 2002 at a redemption price of $1,000 per share.

Note 8. Shareholders' Equity

The Company's Board of Directors has authorized stock repurchase programs under which the Company could repurchase and formally retire up to an aggregate of 4,500,000 shares of its outstanding common stock. A summary of the shares repurchased under each program follows:

Date Program Announced	Shares Authorized	Shares Repurchased as of January 2, 2005	Total Cost (in 000's)	Average Cost per Share	Program Completion Date
May 16, 2003	1,000,000	1,000,000	$ 9,083	$ 9.08	July 23, 2003
August 7, 2003	1,500,000	1,500,000	$ 20,779	$ 13.85	July 8, 2004
May 26, 2004	1,000,000	1,000,000	$ 15,291	$ 15.29	October 13, 2004
August 10, 2004	1,000,000	491,604	$ 7,672	$ 15.61	
	4,500,000	3,991,604	$ 52,825	$ 13.23	

The repurchases occur periodically in the open market or through privately negotiated transactions based on market conditions and other factors. During fiscal 2003, the Company repurchased 1,438,464 shares of its outstanding common stock at an average cost of $10.03 per share and a total cost of approximately $14.4 million. During fiscal 2004, the Company repurchased 2,553,140 shares of its outstanding common stock at an average cost of $15.04 per share and a total cost of approximately $38.4 million. As of January 2, 2005, the Company had remaining authorization to repurchase an aggregate of 508,396 shares of its outstanding common stock. For the period from January 3, 2005 through March 4, 2005, the Company purchased 357,900 shares at an average cost of $15.98 per share and a total cost of approximately $5.7 million.

Note 9. Legal Matters

Litigation

In addition to the matters referenced in this Note 9, the Company is party to certain legal actions arising in the ordinary course of business including legal actions arising out of services rendered by its various operations, personal injury and employment disputes.

The following two legal matters were settled during fiscal years 2004 and 2002, respectively.

Cooper v. Gentiva CareCentrix, Inc. t/a/d/b/a/ Gentiva Health Services, U.S. District Court (W.D. Penn), Civil Action No. 01-0508. On January 2, 2002, this amended complaint was served on the Company alleging that the defendant submitted false claims to the government for payment in violation of the Federal False Claims Act, 31 U.S.C. 3729 et seq., and that the defendant had wrongfully terminated the plaintiff. The plaintiff claimed that infusion pumps delivered to patients did not supply the full amount of medication, allegedly resulting in substandard care. Based on a review of the court's docket sheet, the plaintiff filed a complaint under seal in March 2001. In October 2001, the United States government filed a notice with the court declining to intervene in this matter, and on October 24, 2001, the court ordered that the seal be lifted. The Company filed its responsive pleading on February 25, 2002. The Company denied the allegations of wrongdoing in the complaint. On May 19, 2003, the Company filed a motion for summary judgment on the issue of liability. On February 6, 2004, the court granted partial summary judgment for the Company, dismissing two of the three claims alleged under the False Claims Act and denying summary judgment for the Company on the wrongful termination claim. In December 2004, the parties reached a settlement, and the case was dismissed with prejudice on December 21, 2004.

Fredrickson v. Olsten Health Services Corp. and Olsten Corporation, Case No. 01C.A.116, Court of Appeals, Seventh Appellate District, Mahoning County, Ohio. In November 2000, the jury in this age-discrimination lawsuit returned a verdict in favor of the plaintiff against Olsten consisting of $675,000 in compensatory damages, $30 million in punitive damages and an undetermined amount of attorneys' fees. The jury found that, although Olsten had lawfully terminated the plaintiff's employment, its failure to transfer or rehire the plaintiff rendered Olsten liable to the plaintiff. Following post-trial motion practice by both parties, the trial court, in May 2001, denied all post-trial motions, and entered judgment for the plaintiff for the full amount of compensatory and punitive damages, and awarded the plaintiff reduced attorney's fees of $247,938. In June 2001, defendants timely filed a Notice of Appeal with the Court of Appeals, and the Company posted a supersedeas bond for the full amount of the judgment, plus interest. This matter has been settled, and settlement costs were recorded as part of special charges during the second quarter of fiscal 2002 (see Note 4). The supersedeas bond was released and the restricted cash of $35.2 million was released to the Company in September 2002.

Indemnifications

In connection with the Split-Off, the Company agreed to assume, to the extent permitted by law, and to indemnify Olsten for, the liabilities, if any, arising out of the home health services business.

In addition, the Company and Accredo agreed to indemnify each other for breaches of representations and warranties of such party or the non-fulfillment of any covenant or agreement of such party in connection with the sale of the Company's SPS business to Accredo on June 13, 2002. The Company also agreed to indemnify Accredo for the retained liabilities and for tax liabilities, and Accredo agreed to indemnify the Company for assumed liabilities and the operation of the SPS business after the closing of the transaction. The representations and warranties generally survived for the period of two years after the closing of the transaction, which period expired on June 13, 2004. Certain representations and warranties, however, continue to survive, including the survival of representations and warranties related to healthcare compliance for three years after the closing of the transaction and the survival of representations and warranties related to tax matters until thirty days after the expiration of the applicable statute of limitations period, including any extensions of the applicable period, subject to certain exceptions. Accredo and the Company generally may recover indemnification for a breach of a representation or warranty only to the extent a party's claim exceeds $1 million for any individual claim, or exceeds $5 million in the aggregate, subject to certain conditions and only up to a maximum amount of $100 million.

Government Matters

PRRB Appeal

As further described in the Critical Accounting Policies section in Note 2, the Company's annual cost reports, which were filed with CMS, were subject to audit by the fiscal intermediary engaged by CMS. In connection with the audit of the Company's 1997 cost reports, the Medicare fiscal intermediary made certain audit adjustments related to the methodology used by the Company to allocate a portion of its residual overhead costs. The Company filed cost reports for years subsequent to 1997 using the fiscal intermediary's methodology. The Company believed its methodology used to allocate such overhead costs was accurate and consistent with past practice accepted by the fiscal intermediary; as such, the Company filed appeals with the Provider Reimbursement Review Board ("PRRB") concerning this issue with respect to cost reports for the years 1997, 1998 and 1999. The Company's consolidated financial statements for the years 1997, 1998 and 1999 had reflected use of the methodology mandated by the fiscal intermediary.

In June 2003, the Company and its Medicare fiscal intermediary signed an Administrative Resolution relating to the issues covered by the appeals pending before the PRRB. Under the terms of the Administrative Resolution, the fiscal intermediary agreed to reopen and adjust the Company's cost reports for the years 1997, 1998 and 1999 using a modified version of the methodology used by the Company prior to 1997. This modified methodology will also be applied to cost reports for the year 2000, which are currently under audit. The Administrative Resolution required that the process to (i) reopen all 1997 cost reports, (ii) determine the adjustments to allowable costs through the issuance of Notices of Program Reimbursement and (iii) make appropriate payments to the Company, be completed in early 2004. Cost reports relating to years subsequent to 1997 were to be reopened after the process for the 1997 cost reports was completed.

In February 2004, the fiscal intermediary notified the Company that it had completed the reopening of all 1997 cost reports and determined that the adjustment to allowable costs for that year was approximately $9 million. The Company received the funds and recorded the adjustment of $9.0 million as net revenues during fiscal 2004.

During the third quarter of fiscal 2004, the fiscal intermediary notified the Company that it had completed the reopening of all 1998 cost reports and determined that the adjustment to allowable costs for that year was $1.4 million. The Company received the funds and recorded the adjustment of $1.4 million as net revenues during fiscal 2004.

Although the Company believes that it will likely recover additional funds as a result of applying the modified methodology discussed above to cost reports subsequent to 1998, the settlement amounts cannot be specifically determined until the reopening or audit of each year's cost reports is completed. The Company expects the 1999 cost reports to be reopened and completed during 2005. It is likely that future recoveries for the 1999 year resulting from the application of the modified methodology required by the Administrative Resolution will be significantly less than the 1997 settlement but greater than the 1998 settlement. The timeframe for resolving all items relating to the 2000 cost reports cannot be determined at this time.

Subpoenas

On April 17, 2003, the Company received a subpoena from the Department of Health and Human Services, Office of the Inspector General, Office of Investigations ("OIG"). The subpoena seeks information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. On February 17, 2004, the Company received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. The Company has provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intends to cooperate fully with any future OIG or DOJ information requests. To the Company's knowledge, the government has not filed a complaint against the Company.

In February 2000, the Company received a document subpoena from the OIG. The subpoena related to its agencies' cost reporting procedures concerning contracted nursing and home health aide costs. This matter has been settled and settlement costs were recorded as part of special charges during the second quarter of fiscal 2002. (See Note 4).

Note 10. Commitments

The Company rents certain properties under non-cancelable, long-term operating leases, which expire at various dates. Certain of these leases require additional payments for taxes, insurance and maintenance and, in many cases, provide for renewal options. Rent expense under all leases was $16.8 million in 2004, $15.3 million in 2003 and $16.2 million in 2002.

Future minimum rental commitments and sublease rentals for all non-cancelable leases having an initial or remaining term in excess of one year at January 2, 2005, are as follows (in thousands):

Fiscal Year	Total Commitment	Sublease Rentals	Net
2005	$ 17,022	$ 821	$ 16,201
2006	13,348	814	12,534
2007	8,486	733	7,753
2008	4,933	87	4,846
2009	3,406	-	3,406
Thereafter	3,330	-	3,330

Note 11. Stock Plans

In 2004, the shareholders of the Company approved the 2004 Equity Incentive Plan (the "2004 Plan") as a replacement for the 1999 Stock Incentive Plan (the "1999 Plan"). Under the 2004 Plan, 3.5 million shares of common stock plus any remaining shares authorized under the 1999 Plan as to which awards had not been made are available for grant. The maximum number of shares of common stock for which grants may be made in any calendar year to any 2004 Plan participant is 500,000. The 2004 Plan permits granting of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) stock units and (vi) cash. The exercise price of options granted under the 2004 Plan can generally not be less than the fair market value of the Company's common stock on the date of grant. As of January 2, 2005, the Company had 3,949,407 shares available for issuance under the 2004 Plan.

In 1999, the Company adopted the 1999 Plan under which 5 million shares of common stock were reserved for issuance upon exercise of options thereunder. The maximum number of shares of common stock for which grants could be made to any 1999 Plan participant in any calendar year was 300,000. These options could be awarded in the form of incentive stock options ("ISOs") or non-qualified stock options ("NQSOs"). The option price of an ISO and NQSO could not be less than 100 percent and 85 percent, respectively, of the fair market value at the date of grant. Effective March 15, 2004, no further options could be awarded under the 1999 Plan.

In 1999, the Company adopted the Stock & Deferred Compensation Plan for Non-Employee Directors, which provided for payment of annual retainer fees to non-employee directors, up to 50 percent of which such directors might elect to receive in cash and the remainder of which would be paid in the form of shares of common stock of the Company and also allowed deferral of such payment of shares until termination of a director's service. The plan was amended and restated on January 1, 2004 and now provides for the deferral of annual retainer fees under the plan only into stock units, which are to be paid to non-employee directors as shares of the Company's common stock following termination of a director's service. The total number of shares of common stock reserved for issuance under this plan is 150,000, of which 63,076 shares were available for future grants as of January 2, 2005. During fiscal 2004, 2003 and 2002, the Company issued stock units or shares in the amounts of 18,365, 7,575 and 11,928, respectively, under the plan. As of January 2, 2005, 54,611 stock units were outstanding under the plan.

In 1999, the Company adopted an employee stock purchase plan ("ESPP"). All employees of the Company, who have been employed for at least eight months and whose customary employment exceeds twenty hours per week, are eligible to purchase stock under this plan. The Compensation, Corporate Governance and Nominating Committee of the Company's Board of Directors administers the plan and has the power to determine the terms and conditions of each offering of common stock. The purchase price of the shares under the ESPP is the lesser of 85 percent of the fair market value of the Company's common stock on the first business day or the last business day of the six month offering period. Employees may purchase shares having a fair market value of up to $25,000 per calendar year. The maximum number of shares of common stock that may be sold to any employee in any offering, however, will generally be 10 percent of that employee's compensation during the period of the offering. A total of 1,200,000 shares of common stock are reserved for issuance under the employee stock purchase plan, of which 169,091 shares were available for future issuance as of January 2, 2005. During fiscal 2004, 2003 and 2002, the Company issued 329,443 shares, 280,664 shares and 166,003 shares, respectively, under the ESPP.

Effective with the sale of the SPS business in June 2002, the Company commenced a cash tender offer for all of the outstanding options to purchase its common stock. The tender offer resulted in 1,253,141 options being tendered and accepted by the Company with 463,829 options remaining outstanding. To preserve the aggregate intrinsic value of the options, the outstanding options were converted to new Gentiva options at the ratio of 1 to 3.369, resulting in converted options of 1,562,646. The exercise price of a new Gentiva stock option represented 29.7 percent of the corresponding option, pre-conversion.

A summary of Gentiva stock options for fiscal 2004, fiscal 2003 and fiscal 2002 is presented below:

	2004		2003		2002	
	Stock Options	Weighted average exercise price	Stock Options	Weighted average exercise price	Stock Options	Weighted average exercise price
Options outstanding, beginning of year	2,686,296	$ 6.14	2,549,667	$ 4.75	2,346,600	$ 8.61
Granted	1,035,100	12.93	740,900	8.85	1,152,700	7.54
Exercised	(347,804)	4.30	(452,338)	2.12	(665,040)	7.73
Cancelled/forfeitures	(159,007)	9.97	(151,933)	7.99	(594,098)	8.52
Tendered options	-	-	-	-	(1,253,141)	8.54
Converted to new Gentiva options	-	-	-	-	1,562,646	2.63
Options outstanding, end of year	3,214,585	$ 8.33	2,686,296	$ 6.14	2,549,667	$ 4.75
Options exercisable, end of year	1,664,893	$ 6.07	1,345,570	$ 4.07	1,421,567	$ 2.53

The following table summarizes information about Gentiva stock options outstanding at January 2, 2005:

	Options Outstanding			Options Exercisable	
Range of exercise price	Number at January 2, 2005	Weighted average exercise price	Weighted average remaining contractual life	Number at January 2, 2005	Weighted average exercise price
$1.07 to $1.30	38,487	$ 1.28	3.61	38,487	$ 1.28
$1.65 to $1.74	264,801	1.70	5.19	264,801	1.70
$2.02 to $2.10	30,422	2.06	2.49	30,422	2.06
$3.55 to $3.91	419,778	3.89	5.82	419,778	3.89
$7.50 to $7.50	817,697	7.50	7.45	467,083	7.50
$8.13 to $8.60	59,500	8.46	7.66	42,000	8.44
$8.74 to $9.75	626,300	8.86	8.05	271,847	8.74
$12.70 to $12.87	921,600	12.87	9.00	130,475	12.87
$14.19 to $16.43	36,000	15.27	9.26	-	-
$1.07 to $16.43	3,214,585	$ 8.33	7.55	1,664,893	$ 6.07

The Company has chosen to adopt the disclosure only provisions of SFAS 148 and continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related interpretations. Under this approach, the cost of restricted stock awards is expensed over their vesting period, while the imputed cost of stock option grants and discounts offered under the Company's ESPP is disclosed, based on the vesting provisions of the individual grants, but not charged to expense.

The weighted average fair values of the Company's stock options granted during fiscal years 2004, 2003 and 2002, calculated using the Black-Scholes option pricing model, and other assumptions are as follows:

	Fiscal Year Ended		
	January 2, 2005	December 28, 2003	December 29, 2002
Risk-free interest rate	3.36%	3.51%	4.15%
Expected volatility	37%	60%	38%
Expected life	6 years	6 years	5 years
Contractual life	10 years	10 years	10 years
Expected dividend yield	0%	0%	0%
Weighted average fair value of options granted	$ 5.47	$ 5.24	$ 3.02

Pro forma compensation expense is calculated for the fair value of the employee's purchase rights under the ESPP, using the Black-Scholes model. Assumptions for fiscal years 2004, 2003 and 2002 are as follows:

	Fiscal Year Ended					
	January 2, 2005		December 28, 2003		December 29, 2002	
	1st offering period	2nd offering period	1st offering period	2nd offering period	1st offering period	2nd offering period
Risk-free interest rate:	1.02%	1.76%	1.25%	0.97%	1.89%	1.77%
Expected volatility	28%	30%	32%	29%	60%	60%
Expected life	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years
Expected dividend yield	0%	0%	0%	0%	0%	0%

The following table presents net income (loss) and basic and diluted earnings (loss) per common share, had the Company elected to recognize compensation cost based on the fair value at the grant dates for stock option awards and discounts granted for stock purchases under the Company's ESPP, consistent with the method prescribed by SFAS 123, as amended by SFAS 148 (in thousands, except per share amounts):

	Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
Net income (loss) - as reported	$ 26,488	$ 56,766	$ (49,033)
Add: Stock-based employee compensation expense included in reported net income, net of tax	-	-	13,160
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(2,442)	(1,575)	(5,022)
Net income (loss) - pro forma	$ 24,046	$ 55,191	$ (40,895)
Basic income (loss) per share - as reported	$ 1.07	$ 2.16	$ (1.87)
Basic income (loss) per share - pro forma	$ 0.97	$ 2.10	$ (1.56)
Diluted income (loss) per share - as reported	$ 1.00	$ 2.07	$ (1.87)
Diluted income (loss) per share - pro forma	$ 0.91	$ 2.01	$ (1.56)

On January 3, 2005, the Company issued 922,300 stock options at an exercise price of $16.38 per share.

Note 12. Income Taxes

Comparative analyses of the provision (benefit) for income taxes follows (in thousands):

	Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
Current			
Federal	$ 3,534	$ -	$ 5,600
State and local	1,048	1,567	-
	4,582	1,567	5,600
Deferred			
Federal	10,472	(31,875)	10,114
State and local	(1,361)	(3,160)	2,723
	9,111	(35,035)	12,837
Provision for income taxes	$ 13,693	$ (33,468)	$ 18,437

A reconciliation of the differences between income taxes computed at federal statutory rate and provisions (benefits) for income taxes for each year are as follows (in thousands):

	Fiscal Year Ended		
	January 2, 2005 (53 weeks)	December 28, 2003 (52 weeks)	December 29, 2002 (52 weeks)
Income tax expense (benefit) computed at Federal statutory tax rate	$ 14,063	$ 8,162	$ (12,287)
State income taxes, net of Federal benefit	(5,034)	1,019	(1,770)
Nondeductible meals and entertainment	237	167	155
Income tax audit adjustments	-	(177)	5,439
Deferred rate differential	-	1,142	-
Decrease in Federal valuation allowance	-	(44,438)	-
Valuation allowance adjustment for adoption of SFAS 142	-	-	26,859
Increase in State valuation allowance	4,455	-	-
Other	(28)	657	41
	$ 13,693	$ (33,468)	$ 18,437

Deferred tax assets and deferred tax liabilities are as follows (in thousands):

	January 2, 2005	December 28, 2003
Deferred tax assets		
Current:		
Reserves and allowances	$ 19,348	$ 21,290
Federal net operating loss and other carryforwards	793	4,522
State net operating loss	7,027	444
Other	1,148	208
Less: valuation allowance	(4,455)	-
Total current deferred tax assets	23,861	26,464
Noncurrent:		
Intangible assets	25,772	29,085
Total deferred tax assets	49,633	55,549
Deferred tax liabilities:		
Current:		
Prepaid expenses	(599)	-
Noncurrent:		
Fixed assets	(2,707)	23
Developed software	(1,233)	(1,083)
Total non-current deferred tax liabilities	(3,940)	(1,060)
Total deferred tax liabilities	(4,539)	(1,060)
Net deferred tax assets	$ 45,094	$ 54,489

Prior to fiscal year 2004, the state tax history of certain subsidiaries indicated cumulative losses and a lack of state tax audit experience. As a result, the Company believed there was a remote likelihood that the value of related state tax loss carryforwards would be realized, and no deferred tax assets were recorded. During fiscal 2004, these subsidiaries reflected cumulative income on a state filing basis and certain state tax audits were settled. The Company performed a review of state net operating loss carryforwards and recorded a deferred tax asset of $7.0 million in the fourth quarter of fiscal 2004. A valuation allowance of $4.5 million has been recorded to recognize that certain state net operating loss carryforwards may expire before realization.

The Company had maintained a valuation allowance for its deferred tax assets as of December 29, 2002, since the absence of historical pre-tax income created uncertainty about the Company's ability to realize tax benefits in future years. During the interim periods of fiscal 2003, a portion of the valuation allowance ($9.4 million) was utilized to offset a corresponding decrease in net deferred tax assets. The remaining valuation allowance was reversed at the end of fiscal 2003 based on management's belief that it was more likely than not that all of the Company's net deferred tax assets would be realized due to the Company's achieved earnings trends and outlook. In this regard, $44.4 million was recorded as an income tax benefit in fiscal 2003 and $19.5 million was credited directly to shareholders' equity to reflect the portion of the valuation allowance associated with stock compensation tax benefits.

At January 2, 2005, the Company had federal tax credit carryforwards of $0.8 million and state net operating loss carryforwards of $7.0 million.

Income tax payments, including payments associated with discontinued operations, were $3.8 million, $1.6 million and $7.6 million for fiscal years 2004, 2003 and 2002, respectively.

Note 13. Benefit Plans for Permanent Employees

The Company maintains qualified and non-qualified defined contribution retirement plans for its salaried employees, which provide for a partial match of employee savings under the plans and for discretionary profit-sharing contributions based on employee compensation. With respect to the Company's non-qualified defined contribution retirement plan for salaried employees, all pre-tax contributions, matching contributions and profit sharing contributions (and the earnings therein) are held in a Rabbi Trust and are subject to the claims of the general, unsecured creditors of the Company. All post-tax contributions are held in a secular trust and are not subject to the claims of the creditors of the Company. The fair value of the assets held in the Rabbi Trust and the liability to plan participants as January 2, 2005 and December 28, 2003 totaling approximately $12.9 million and $10.0 million, respectively, are included in other assets and other liabilities on the accompanying consolidated balance sheets.

Company contributions under the defined contribution plans were approximately $2.5 million in 2004, $1.8 million in 2003 and $2.0 million in 2002.

Note 14. Quarterly Financial Information (Unaudited)

(in thousands, except per share amounts)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Year ended January 2, 2005								
Net revenues	$ 213,905	(1)	$ 208,248		$ 198,070	(3)	$ 225,541	(4)
Gross profit	83,262	(1)	78,338		75,531	(3)	86,798	(4)
Net income	9,230	(1)	5,965	(2)	4,399	(3)	6,894	(4)
Earnings Per Share:								
Net income - basic	0.36		0.24		0.18		0.29	
Net income - diluted	0.34		0.22		0.17		0.27	
Weighted average shares outstanding:								
Basic	25,542		25,068		24,422		23,865	
Diluted	27,084		26,818		26,034		25,487	

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	
Year ended December 28, 2003					
Net revenues	$ 202,016	$ 208,446	$ 199,698	$ 203,869	
Gross profit	68,766	69,624	69,241	74,411	
Net income	5,201	5,247	4,547	41,771	(5)
Earnings Per Share:					
Net income - basic	0.19	0.20	0.18	1.62	
Net income - diluted	0.19	0.19	0.17	1.53	
Weighted average shares outstanding:					
Basic	26,696	26,530	25,972	25,852	
Diluted	27,772	27,490	27,098	27,225	

(1) Net revenues and gross profit for the first quarter of fiscal 2004 include special items of $8.0 million related to the favorable settlement of the Company's Medicare cost report appeals for 1997 net of a $1 million revenue adjustment to reflect an industry wide repayment of certain Medicare reimbursements. See Note 9 to the Company's consolidated financial statements.

(2) Net income for the second quarter of fiscal 2004 includes $0.9 million relating to a pre-tax gain on the sale of a Canadian investment. See Note 3 to the Company's consolidated financial statements.

(3) Net revenues and gross profit for the third quarter of fiscal 2004 include special items of $1.1 million related to the partial settlement of the Company's Medicare cost report appeals for 1998. During the third quarter of fiscal 2004, the Company's effective tax rate was 35.3% due to recognition of certain state net operating losses. See Notes 9 and 12 to the Company's consolidated financial statements.

(4) Net revenues and gross profit for the fourth quarter of fiscal 2004 include special items of $0.3 million related to the remaining settlement of the Company's Medicare cost report appeals for 1998. During the fourth quarter of fiscal 2004, the Company's effective tax rate was 18.7% due to recognition of certain state net operating losses. See Notes 9 and 12 to the Company's consolidated financial statements.

(5) During the fourth quarter of fiscal 2003, the Company recorded a tax benefit of $35.0 million associated with management's decision to reverse the valuation allowance for deferred tax assets. See Note 12 to the Company's consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED JANUARY 2, 2005
(in thousands)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Allowance for Doubtful Accounts:				
For the Year Ended January 2, 2005	$7,936	$6,722	$(7,618)	$7,040
For the Year Ended December 28, 2003	9,032	7,684	(8,780)	7,936
For the Year Ended December 29, 2002	10,831	4,936	(6,735)	9,032
Valuation allowance on deferred tax assets:				
For the Year Ended January 2, 2005	$0	$4,455	$(0)	$4,455
For the Year Ended December 28, 2003	63,892	0	(63,892)	0
For the Year Ended December 29, 2002	0	63,892	(0)	63,892

GENTIVA® HEALTH SERVICES

BOARD OF DIRECTORS

Edward A. Blechschmidt
Financial Consultant

Victor F. Ganzi [1 (chair)]
President and Chief Executive Officer, The Hearst Corporation

Stuart R. Levine [2, 3 (chair), 4]
Chairman and Chief Executive Officer, Stuart Levine and Associates LLC

Ronald A. Malone
Chairman and Chief Executive Officer, Gentiva Health Services, Inc.

Mary O'Neil Mundinger, RN, DrPH [2 (chair)]
Dean and Centennial Professor in Health Policy, School of Nursing, Columbia University

Stuart Olsten
Chairman, Operating Board of Maggie Moo's International, LLC

Raymond S. Troubh[1, 3]
Financial Consultant

Josh S. Weston[1, 3]
Honorary Chairman, Automatic Data Processing, Inc.

Gail R. Wilensky, PhD[2]
Senior Fellow, Project HOPE

OFFICERS AND KEY MANAGEMENT

Ronald A. Malone
Chairman and Chief Executive Officer

Vernon A. Perry, Jr.
President and Chief Operating Officer

John R. Potapchuk
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Christopher L. Anderson
Senior Vice President, Audit Services and Quality Assurance, and Chief Compliance Officer

Robert Creamer
Senior Vice President, Nursing Operations

Mary Morrisey Gabriel
Senior Vice President and Chief Marketing Officer

Stephen B. Paige
Senior Vice President and General Counsel

Nicholas J. Florio
Vice President, Human Resources

Brian F. Jones
Vice President, Chief Information Officer

Murray A. Mease
Vice President, CareCentrix

Susan Sender, RN
Vice President and Chief Nursing Executive

1 Audit Committee
2 Clinical Quality Committee
3 Compensation, Corporate Governance and Nominating Committee
4 Serves as Lead Director

CORPORATE INFORMATION

Corporate Headquarters

Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627
Phone: 1-631-501-7000
www.gentiva.com

Common Stock

Gentiva Health Services' common stock is publicly traded on The NASDAQ National Market® under the symbol GTIV.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Shareholder Services

Shareholders of record may contact EquiServe Trust Company, NA regarding stock accounts, transfers, address changes and related matters. Information and services are available by telephone at 1-800-317-4445 (1-800-952-9245 for the hearing impaired), at the EquiServe web site (www.equiserve.com) or by mail at: EquiServe Trust Company, NA, P.O. Box 43069, Providence, RI 02940-3069.

Investor Information

Additional information on Gentiva may be found at the Company's Investor Relations web site, http://www.gentiva.com/investor/.

Corporate Compliance and Governance

Gentiva conducts its business under the highest principles of corporate compliance, governance and disclosure.

The Company is widely recognized as having one of the most comprehensive and stringent compliance programs found anywhere in the healthcare industry. For more information on Gentiva Compliance programs, please visit http://www.gentiva.com/about/compliance.asp.

Gentiva's nine-member Board of Directors includes eight non-management directors, seven of whom are independent. The Lead Director is responsible for presiding over regularly scheduled meetings of the independent directors and performs other functions as directed by the Board.

The directors bring a wealth of expertise, different experiences and opinions that contribute greatly to the strategies and operations of Gentiva.

Gentiva has three Board Committees: Audit; Clinical Quality; and Compensation, Corporate Governance and Nominating. These Committees are populated entirely by independent directors. For more information on Gentiva's corporate governance, including Board Committee charters, please visit http://www.gentiva.com/investor/charters.asp.

Designed under the supervision of Gentiva Health Services' Marketing Department